SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 15, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications-Amended Notice of Extraordinary General Meeting of Shareholders

Rosh Ha’ayin, Israel
September 7, 2022
And amended notice dated Septemper 14, 2022

PARTNER COMMUNICATIONS COMPANY LTD. AMENDED NOTICE OF
EXTRAORDINARY MEETING OF SHAREHOLDERS

On September 7, 2022, Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) announced an Extraordinary General Meeting (the “EGM”) of the Company to

~~Notice is hereby given that a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will~~ be held on Thursday, October 20, 2022 at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

Due to a technical error, Item 3 on the agenda contained a proposed resolution to amend the Aricles of Association and cancel the provision with resect to rights and restrictions of the "Founding Shareholders" and the "Founding Israeli Shareholders", while the correct proposed resolution should refer solely to the rights and restrictions of the "Founding Israeli Shaeholders".

Therefore, the Company has amended the Notice of the Extraordinary Meeting the Proxy Statement for the Meeting and the deed of vote, to reflect the correct proposed resolution in Item 3 (no changes are made to Item 1 and Item 2 on the agenda.).

Accordingly, ~~I~~it is proposed at the EGM to adopt the following resolutions:

(1)	to approve the amendment of the Company's Compensation Policy for Office Holders;

(2)	to approve the compensation terms to Mr. Shlomo Rodav, as the Company's Chairman of the Board of Directors; and

In addition, the following resolution is presented to the EGM for its determination whether or not to adopt such resolution:

(3)	To amend the Company’s Articles of Association and cancel the provisions with respect to ~~rights and restrictions of Founding Shareholders and~~ Founding Israeli Shareholders' rights and restrictions.

It should be noted that the Board of Directors does not take a position on this matter, and the decision on the matter is left exclusively to the EGM.

- i -

The vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter is required for the approval of items 1-2, provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

However, to the extent permitted by law, if the General Meeting shall oppose approving the Compensation Policy, the Compensation Committee and Board of Directors shall be able to approve the Compensation Policy, after having held another discussion of the Compensation Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the General Meeting, the adoption of the Compensation Policy is for the benefit of the Company.

The vote of the holders of a majority of at least three quarters (75%) of the votes of Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item 3.

Only shareholders of record at the close of business on September 13, 2022 (the “Record Date”) will be entitled to participate in and vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, state that shareholders who will not attend the EGM in person may vote with respect to items 1-3 on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba'a). For the shareholders' convenience, an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hoda'at emda) to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of items 1-3 on the agenda, no later than ten (10) days before the EGM meeting date (October 10, 2022). The deadline for submission of the Board of Directors’ response to such position notices is October 15, 2022. Changes to the EGM agenda may be made after the filing of the Deed of Vote, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than September 14 , 2022 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 21, 2022. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Hebrew form of the Deed of Vote, the amended agenda and the amended Deed of Vote (both, if any) and position notices are or will be available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

- ii -

Shareholders who will not attend the EGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote distributed herewith (or the amended Deed of Vote, if any) (either the Hebrew or the English version) and to return it promptly (and in any event at least four (4) hours prior to the time of the EGM) to the Company at its address above or use the electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six (6) hours before the time fixed for the EGM. The shareholders are requested to vote only once, either by sending the Deed of Vote (the Hebrew version or the English version, but not both) or by electronic voting. If a shareholder votes both ways on any matter, the vote on that matter shall be disqualified.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the EGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least four (4) hours prior to the time of the EGM. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the EGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the EGM. Should no lawful quorum be present one half hour following the time set for the EGM, the EGM shall be adjourned to October 27, 2022 at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) (or the amended Deed of Vote, if any) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the EGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote (or the amended Deed of Vote, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors Sarit Hecht, Adv. Company Secretary

- iii -

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 4810302, Israel

AMENDED PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”), to be held on Thursday October 20, 2022 commencing at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(1)	to approve the amendment of the Company's Compensation Policy for Office Holders;

(2)	to approve the compensation terms to Mr. Shlomo Rodav, as the Company's Chairman of the Board of Directors; and

In addition, the following resolution is presented to the EGM for its determination whether or not to adopt such resolution:

(3)	To amend the Company’s Articles of Association and cancel the provisions with respect to ~~rights and restrictions of Founding Shareholders and~~ Founding Israeli Shareholders' rights and restrictions.

It should be noted that the Board of Directors does not take a position on this matter, and the decision on the matter is left exclusively to the EGM.

A form of a Deed of Vote (Hebrew and English versions) for use at the EGM (either the Hebrew or the English version) is distributed herewith (or an amended Deed of Vote (if any) will be filed). With respect to Items 1-3 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the EGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith (or the amended Deed of Vote, if any), if properly executed and delivered to the Company at the address above at least four (4) hours prior to the time of the EGM or if voted electronically, no later than six (6) hours before the time fixed for the EGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 13, 2022 will be entitled to participate in and vote at the EGM. Proxies are being distributed to shareholders on or about September 7, 2022; however, certain of our officer holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On September 6, 2022, the Company had outstanding 185,964,271 Ordinary Shares, excluding 6,073,180 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM.

Registered joint holders of shares should take note that, pursuant to the Company's Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

* * * * *

ITEM 1

APPROVAL OF THE COMPANY'S COMPENSATION POLICY FOR OFFICE HOLDERS

According to the Israeli Companies Law, the compensation policy for the Company's Office Holders must be approved by the Company's Board of Directors, following the recommendation of the Company's Compensation Committee and approved by the General Meeting of Shareholders of the Company every 3 years1. The Company last adopted a compensation policy for its Office Holders (as such term is defined in the Israeli Companies Law) in October 2019, which was revised in March 2020 and is valid until October 28, 2022. Therefore, we propose to approve the renewal of the previous compensation policy with certain changes, in the form attached hereto as Annex “A” (“Compensation Policy” or the "Policy"). The proposed changes to the Compensation Policy are marked compare to the preivous compensation policy. For the shareholders' convenience, attached hereto as Annex “B” is an English convenience translation of the binding Hebrew version of the Compensation Policy.

The purpose of the Policy is to set guidelines for the terms of compensation of our Office Holders. Therefore, the indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable our Compensation Committee and Board of Directors to formulate personal Compensation Plans2 for any Office Holder or a particular compensation component according to individual circumstances (including unique circumstances), according to the Company’s needs, in a manner that is in line with the Company's benefit and the Company’s overall strategy over time. We deem our Office Holders as partners in the Company's success and the holistic approach to Office Holders’ compensation derives from this view. It is hereby clarified that no statement in the Policy or herein purports to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in the Policy.

Our Board of Directors is responsible for managing and implementing the Compensation Policy and shall discuss and determine the procedure for supervising the proper implementation of the Compensation Policy, intended to ensure that it is being implemented. In addition, the Board of Directors has the authority to interpret the provisions of the Compensation Policy in any instance of doubt as how to implement it.

At least once every three years, and following our Compensation Committee's recommendation, our Board of Directors shall discuss and decide whether to approve a Compensation Policy for our Office Holders that will advance our targets and shall submit it for the EGM’s approval. Our Compensation Committee and Board of Directors shall also review our Compensation Policy and the need to amend it to conform to the provisions of the law from time to time, or in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons.

[1]
However, to the extent permitted by law, if the General Meeting shall oppose approving the policy, the Compensation Committee and Board of Directors shall be able to approve the policy, after having held another discussion of the policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the General Meeting, the adoption of the policy is for the benefit of the Company.

[2]
Compensation Plan” - is defined in the Policy as a plan relating to the Terms of Office or Employment of an Office Holder or a number of Office Holders of the Company, regarding a particular matter or a variety of matters.

The Company designed the compensation mechanism for Office Holders in a manner intended to encourage improvement in the Company’s business processes and mode of operation and to encourage the increase of the Company’s profitability over time. The Compensation Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components – Ongoing/Fixed Remuneration, Variable Cash Compemsation (such as annual bonus) and Equity Compensation (as these terms are defined in the Policy), all pursuant to the principles specified in the Policy. Without limiting the generality of the foregoing, the compensation levels of the Company’s Office Holders shall be within the customary range for Office Holders at similar companies included in a comparative survey used by the Company in order to compare the reasonability and outward fairness of its compensation system. The annual bonus, payment of which is subject to a minimum criterion, is based on an annual target plan and a personal evaluation. Finally, the Equity Compensation is intended to align the long-term interests of our Office Holders with those of our shareholders.

Further details regarding the principles for and outline of Office Holders' personal Compensation Plans and of various compensation components are detailed in the full text of the Compensation Policy, attached hereto as Annex “A” and Annex “B”.

Listed below is a summary of the main amendments made to the proposed Compensation Policy compared with our former Compensation Policy:

•
The provisions of the Compensation Policy apply to annual bonuses for the years 2023 until 2025 (with respect to the annual bonus for the year 2022 the provisions of the previous Compensation Policy will continue to apply (clause 1.4).

•
The definition of "Fixed Component" was amended to include a signing bonus and the definition of "Equity Compensation" was amended and includes options or other equity compensation based on the Company’s securities. (clause 2).

•	The Equity Compensation clause to Directors was amended so it may include options subject to futher approval by the Compensation Committee, Board of Directors and the General Meeting (clause 5.2.2).

•
The number of Israeli Companies included in the comparative analysis (Benchmark) for the purpose of the determining the maxisum monthly salary for Office Holders was amended to 10-15 Israeli companies (clause 5.4.1).

•	The possibilty to grant a signing bonus of up to 6 monthly salaries was added to the Compensation Policy (clause 5.4.4.4).

•
The minimum criterion for receiving the annual Bonus was replaced by the total Adjusted EBITDA (instead of total EBITDA). In addition, the Compensation Committee and the Board of Directors may approve at their discretion, the grant of an annual bonus even in cases where the minimum criteria has not been met, in an amount that does not exceed three monthly salaries for each Office Holder (clause 5.5.1).

•	The range of the weight of the Company's targets, division’s targets and personal evaluation in the annual bonus (clause 5.5.1.3).

•	The defined minimum threshold for achievement of targets for the annual bonus was amended to 75% instead of 60% (clause 5.5.1.4).

•
The Compensation Committee and the Board of Directors have discretion to grant an annual Bonus in cases of an Office Holder's partial period of employment, provided that the Office Holder was employed by the Company for at least six months in a calender year (clause 5.5.1.5).

•	The Company may not enter into an agreement to grant a Severence Bonus to an Office Holder expect otherwise permitted in the Compensation Policy (clause 5.5.2).

•
The Compensation Committee and the Board of Directors will no longer be able to extend an Office Holder’s adjustment period for a period not longer than nine months and/or to determine that the Company shall pay the Office Holder his/her compensation terms in their entirety during an additional period, which shall not exceed 12 months beyond that prescribed in this Compensation Policy under certain circumstances (clause 5.5.3).

•
The removal of immediate acceleration of Equity Compensation in circustaces of  a change in control of the Company (this amendment will not apply to Equity Compensation granted before the date of approval of this Compensation Policy) (clause 5.6.9).

The summary is qualified in its entirety by reference to the full text of the Compensation Policy.

Our Compensation Committee has considered various matters in connection with our Compensation Policy during the Committee meeting. Thereafter, it has approved the Compensation Policy and recommended that our Board of Directors and our shareholders approve it for a period of three years following the approval of this EGM. Our Board of Directors has conducted a meeting to consider the Compensation Policy recommended by our Compensation Committee. In their deliberations, our Compensation Committee and our Board of Directors have respectively considered numerous factors and aspects affecting the Compensation Policy and discussed its provisions and various compensation components.

The directors noted that the Compensation Policy advances the Company’s objectives, with a long-term perspective, while preserving a high management level in the Company, at a challenging time in the Israeli telecommunications market.

The directors noted that the Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the compensation is in line with the Company's benefit and overall strategy over time. The purpose of the Compensation Policy is to set guidelines for the mode of compensation of our Office Holders. The directors deem our Office Holders as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view.

The Compensation Committee and Board of Directors have respectively resolved: (i) to approve the Compensation Policy and recommend that our shareholders approve it; and (iii) that this resolution is in the best interest of the Company.

The Compensation Committee and Board of Directors have noted the respective personal interests of all our directors in the resolutions below.

It is proposed that at the EGM the following resolutions be adopted:

“RESOLVED: to approve the Compensation Policy in the form attached hereto as Annex “A”; and

RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item no. 1 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favour of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

However, to the extent permitted by law, if the General Meeting shall oppose approving the Compensation Policy, the Compensation Committee and Board of Directors shall be able to approve the Compensation Policy, after having held another discussion of the Compensation Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the General Meeting, the adoption of the Compensation Policy is for the benefit of the Company.

A shareholder shall notify the Company on the Deed of Vote submitted to the Company at the address above at least four (4) hours prior to the time of the EGM or if voted electronically, no later than six (6) hours before the time fixed for the EGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 1 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 2

COMPENSATION TERMS TO MR. SHLOMO RODAV, AS THE
COMPANY'S CHAIRMAN OF THE BOARD OF DIRECTORS

Mr. Shlomo Rodav was appointed as a Ditrector on April 7, 2022 and as the Company's Chairman of the Board of Directors on July 28, 2022.

On April 4, 2022, Amphissa Holding Limited Partnership ("Amphissa") purchased 49,862,800 of the Company’s Ordinary Shares which constitute approximately 27% of the Company’s issued and outstanding share capital. Therefore Amphissa is considered as a Controlling Party according to section 268 to the Israeli Companies Law. To the best knowledge of the Company, one of two general partners of Amphissa is Israel Lighterage and Supply Co. Ltd which is 50% owned by Mr. Shlomo Rodav.

Our Compensation Policy allows us to grant the Chairman of the Board, compensation that shall take into account the additional work imposed on the Chairman, the additional time that the Chairman is required to devote to the performance of this role and, insofar as the Chairman of the Board is an active chairman, also the appointment percentage at which he or she shall be employed.

The Compensation Committee and Board of Directors considered numerous factors, including the Company's Compensation Policy and relevant benchmarks, taking into account Mr. Rodav's education, qualifications, expertise and professional experience and achievements, and believe that it is in the best interest of the Company to retain Mr. Rodav as our Chairman of the Board of Directors and to compensate him for his valuable contribution to the Company as Chairman.

As an incentive for his activities and efforts as Chairman, the Compensation Committee and the Board of Directors approved and have recommended to the shareholders of the EGM to approve to grant Mr. Rodav a fixed monthly fee, in the amount of NIS 106,250 (plus VAT and linked to the June 2022 Consumer Price Index ("CPI")) for his services as Chairman of the Board of Directors at a scope of a 50% position, effective from the date of his appointment as Chairman, to be offset against the sums that Mr. Rodav has received since July 28, 2022 in his capacity as a director in the Company, to be paid to him directly or to a company under his control, according to his discretion, and subject to the receipt of an appropriate invoice.

The other compensation terms of Mr. Shlomo Rodev, which includes, reimbursement of Reasonable Expenses, benefit from the D&O insurance policy, and Indemnification and Release Letter, will remain unchanged and in accordance with the approval of the General Meeting of shareholders dated July 28, 2022.

The Compensation Committee and the Board of Directors are of the opinion that the proposed compensation to the Chairman is fair and reasonable given the required devotion of extensive attention and time and the magnitude of the challenges that the Company faces and may face in the future, changes in the Company and the market in which the Company operates and the responsibility of the Chairman.

Mr. Rodav has extensive commercial and managerial experience and an in-depth acquaintance with the various aspects of the business of the Company. Mr. Shlomo Rodav was appointed to the Board of Directors in April 2022 and was appointed as Chairman of the Company on July 28, 2022. He served from 2020-2021 as the Chairman of the Board of Directors of Yeinot Bitan Ltd. Prior to that he served from 2018-2020 as Chairman of the Board of Directors of Bezek-the Israel Telecommunication Corp. Ltd. and prior to that he served as Chairman and a board member of various public companies including Tnuva Ltd., Gilat Satellite Telecommunication Ltd. and as Chairman of the Board of Directors of Partner in 2013.

 It is proposed that at the EGM the following resolutions be adopted:

•
“RESOLVED: to grant Mr. Shlomo Rodav, the Chairman of the Board of Directors of the Company, a fixed monthly fee in the amount of NIS 106,250 (plus VAT and linked to the June 2022 CPI) for his services as Chairman of the Board of Directors, effective July 28, 2022, to be offset against the sums that Mr. Rodav has received since July 28, 2022 in his capacity as a director in the Company; and

(i)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item no. 2 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favour of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company on the Deed of Vote submitted to the Company at the address above at least four (4) hours prior to the time of the EGM or if voted electronically, no later than six (6) hours before the time fixed for the EGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 2 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 3

PROPOSED RESOLUTION TO AMEND THE COMPANY’S ARTICLES OF
ASSOCIATION: CANCELLING THE PROVISIONS WITH RESPECT TO
RIGHTS AND RESTRICTIONS OF ~~"FOUNDING SHAREHOLDERS" AND~~
"FOUNDING ISRAELI SHAREHOLDERS"

In accordance with the original MRT license granted in the past to the Company, by the Minister of Communications, the Company's Articles of Association contain provisions concerning minimum holdings by Israeli citizens and residents (~~“Founding Shareholders” and~~ “Israeli Founding Shareholders”), as well as a requirement that the Israeli Founding Shareholders will appoint at least 10% of the members of the Board of Directors of the Company. To ensure compliance with the MRT license and the Company's Articles of Association, shares of Israeli Founding Shareholders are registered under the shareholders' name in the Company's shareholder registry.

Pursuant to amendments made in the Communications Law (Bezeq and Transmissions)-1982, and clarifications provided thereof, minimum holdings by ~~Founding Shareholders and~~ Israeli Founding Shareholders are no longer required under the MRT license.

In light of the said amendments, certain Israeli Founding Shareholders addressed the Company with a request to register their shares in the Company's shareholder registry under the Company's nominee company, as regular unrestricted shares. On August 17, 2022, the Company was served with a lawsuit filed by one of the Israeli Founding Shareholders, who petitioned the court in this matter.

In view of the fact that the legal status of the Company's Shares is determined by the Company’s Articles of Association, and since any amendment to the Articles of Association is under the authority of the EGM, the EGM is being asked to determine whether or not to approve the cancellation of the provisions of the Articles of Association that refer to the ~~Founding Shareholders and~~ Founding Israeli Shareholders entities, thereby (i) eliminating the restrictions on transfer of such shares, and (ii) terminating the right to appoint least 10% of the members of the Board of Directors of the Company in accordance with the mechanism set forth in the Articles of Association.

Solely for the sake of convenience, a revised version of the Articles of Association (marked compared to the current Articles of Association) is attached hereto as Annex “C”. Given that this matter is under the authority of the EGM, the Board of Directors has not taken a position on this matter, and does not make a recommendation to the EGM regarding this item, and the decision is left exclusively to the discretion of the EGM.

The following resolution is presented to the EGM for its determination whether or not to adopt such resolution.

“RESOLVED: to amend the Company’s Articles of Association and cancel the provisions therein with respect to ~~rights and restrictions of Founding Shareholders and~~ Founding Israeli Shareholders' rights and restrictions, in the form attached hereto as Annex “C”.

The vote of the holders of a majority of at least three quarters (75%) of the votes of Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item 3.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner, directly or indirectly, by the Minister of Communications of the State of Israel (including the License). Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, to Partner, directly or indirectly, a notice to the Minister of Communications of the State of Israel may be required for holding any of Partner's means of control.

Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or indicate on the Deed of Vote (if a shareholder is seeking to vote by Deed of Vote), or indicate on the Deed of Authorization (if a shareholder is seeking to appoint a proxy by a Deed of Authorization), if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “D”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors Sarit Hecht, Adv. Company Secretary

Dated: September 7, 2022
As amended on Septemper 14, 2022

Annex "B"

Partner Communications Company Ltd. (“the Company”)

~~October 29, 2019~~       , 2022

Compensation Policy for Office Holders

1.	General

1.1
Pursuant to the provisions of the Companies Law of 1999 ~~(Amendment number 20), 5773 - 2012 (“Amendment 20”),~~ (“the Companies Law") a Compensation Policy for Office Holders of the Company is hereby being adopted (“the Compensation Policy” or “the Policy”), as this term is defined in the Companies Law, ~~5759 – 1999, as amended (“the Companies Law”),~~ including section 267.A of the Companies Law. Terms defined in the Companies Law and not defined in this document shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise.

1.2
The Terms of Office and Employment of the Office Holders of the Company shall be determined on the basis of the Compensation Policy as defined hereunder (“the Compensation” or “Compensation Plan”) and shall be submitted for approval by the Compensation Committee of the Company’s Board of Directors ~~of Partner Communications Company Ltd. (“the Company”),~~ by the Company’s Board of Directors or by the shareholders (as relevant), as required pursuant to the Companies Law.[1]

1.3
At least once every three years, and after receiving the recommendation of the Compensation Committee, the Company’s Board of Directors shall discuss and decide about approving a Compensation Policy for the Company'’s Office Holders. The Compensation Committee and Board of Directors shall also review the Company’s Compensation Policy and the need to amend it to conform to the provisions of law from time to time, in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons. The Compensation Policy shall be submitted for the approval of the General Meeting as required pursuant to the Companies Law. However, to the extent permitted by law, if the General Meeting shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the General Meeting’s opposition, the adoption of the Policy is for the benefit of the Company.

________________________________
[1]
Insofar as the Office Holder is holding office through a company under his ownership, the provisions  of the Compensation Policy shall apply mutatis mutandis: the Compensation to an Office Holder shall be paid against an invoice and not as a salary, and the components of the Compensation will be normalized so that, in economic terms, ~~they~~ the cost to the Company will conform to that stated in this Policy.

1.4
The Compensation Policy shall remain in effect in its current format for a three- year period as of the date of approval of the Compensation Policy by the General Meeting of the shareholders or until amended or terminated by the Company’s relevant organs, subject to all statutory provisions. If the General Meeting of the shareholders does not approve the Compensation Policy and the Company’s Board of Directors shall resolve to adopt it notwithstanding the General Meeting’s opposition as stated, then the Compensation Policy shall remain in effect for a three-year period as of the date of the Board of Directors’ approval as stated. To dispel any doubt, it is stated that the provisions of the Compensation Policy~~, unless explicitly noted otherwise,~~ shall also apply to the annual Bonuses in respect of the years 2023 to 2025. In relation to the annual Bonus in respect of ~~2019~~2022, the provisions of the Company’s Compensation Policy shall apply as approved on October 29, 2019 (the indices and targets for determining the ~~b~~Bonus~~es~~ were defined at the beginning of ~~2019~~2022).

1.5
The Compensation Policy, as specified hereunder, was formulated during an orderly internal process conducted at the Company in conformity with the provisions of ~~Amendment 20~~the Companies Law, and is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company'’s benefit and with the Company’s overall strategy over time.

1.6
The purpose of the Compensation Policy is to set guidelines for the mode of compensation of the Company’s Office Holders. The Company’s Management and the Company’s Board of Directors deem all of the Office Holders of the Company as partners in the Company's success and the holistic approach to Office Holders’ Compensation derives from this view. This document presents the indices that derived from the principles of the formulated Compensation Policy, as specified hereunder in clause 5.

1.~~6~~7
It is hereby clarified that no statement in this document purports to vest any right to the Office Holders to whom the principles of the Compensation Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in this Policy.

1.~~7~~8
The purpose of the Policy is to set guidelines for the mode of compensation of Office Holders of the Company. Therefore, the indices presented are intended to prescribe an adequately broad framework that shall enable the Compensation Committee and Board of Directors of the Company to formulate a personal Compensation Plan for each Office Holder or a particular compensation component according to individual circumstances (including unique circumstances) and according to the Company’s needs, in a manner that is congruent with the Company's benefit and the Company’s overall strategy over time.

1.9	This Compensation Policy is worded using the masculine gender solely for the sake of convenience and relates to both genders equally.

2.	Definitions

“Option” – security issued by the Company that vests the holder thereof a right to an allotment of shares from the Company, at the time and under the conditions defined in relation thereto, in consideration of an exercise price that must be paid when the shares are allotted (or, alternatively, by using a net exercise mechanism as stated hereunder in clause 5.6.8).

“Phantom Options” – virtual options that represent a theoretical holding of a particular number of stock options of the Company. They vest a right to the value of the stock, similarly to stock options that are exercisable while offsetting the exercise price; i.e., they reflect only the benefit component generated for the offeree, if any has been generated, on the exercise date. On the exercise date of the Phantom Options, the offeree will receive the sum equivalent to the difference between the theoretical exercise price of each option and the share price on that date. In other words, when exercising the Phantom Options, the offerees are not receiving the underlying shares, but rather, if the share price has risen above the exercise price, they receive a financial gain according to the rise in value of the Company’s shares underlying the Phantom Options they hold, from the option allotment date until the exercise date (i.e., the difference between the base price of the theoretical exercise price of the Phantom Option and the determinant share price on the exercise date). The calculation uses a formula according to predefined conditions outlined in the Phantom Option plan.

~~“Restricted Stock Units” – an undertaking to grant one share in respect of each unit at the end of the predefined vesting period (provided that the offeree is employed at the Company on that date) and subject to predefined conditions. These units are exercisable for shares of the Company at an exercise price that is the par value of the Company’s share. Since the units do not constitute shares, they are not eligible for rights that shares of the Company confer, such as the right to vote and the right to dividends. Nonetheless, similarly to options, various adjustments might be made to the units so that they will be eligible for dividends or so that they will be adjusted due to distributions and changes in equity, such as splitting/consolidation of shares and a distribution of bonus rights. The Restricted Stock Units may be held in trust by a trustee.~~

~~“Restricted Shares” – restricted shares that are issued to offerees and are subject to a vesting period, so that offerees cannot sell the shares until the end of the vesting period. The shares are to be held in trust by a trustee in favor of the offerees and shall vest the offerees full rights, including voting rights (voting by virtue of these shares shall be arranged in advance during the blocked period) and the right to receive dividends (which shall be held in trust by the trustee until the end of the blocked period). Apart from special cases that are explicitly defined, the trustee shall return shares to the Company that it is holding in favor of offerees who are no longer employed by the Company when the shares vest, as well as any additional sum held by the trustee that has accrued in respect of these shares.~~

“Bonus” – a one-time payment (or divided into a number of payments) that is not an Ongoing Remuneration and that is not Equity Compensation.

~~“Severance Bonus” – as this term is defined in the Companies Law from time to time. As of the adoption date of this Policy – a Bonus, payment, remuneration, compensation or any other benefit given to an Office Holder in relation to the termination of his position at the Company.~~

“Monthly Remuneration” or “Monthly Salary” – an Office Holder’s monthly salary for the purpose of social allocations, excluding social allocations and additional benefits.

“Office Holder” – as this term is defined in the Companies Law from time to time. Correct to the adoption date of this Policy – general manager (CEO), chief business manager (CFO), deputy general manager, vice general manager, any person performing such a function in the Company even if under a different title, and a director, or a manager directly subordinate to the general manager, and a director.

“Variable Component” – any payment in respect of the holding of an office or employment that is not part of the Ongoing Remuneration, when all or a portion of the payment depends on variables whose outcomes ~~that~~ are unknown at the time the payment is determined, such as an annual Bonus, a portion of which is contingent upon future financial results, or Equity Compensation (including payment in respect of adaptation)~~, but not a Bonus that is calculated according to the duration of the period of employment (including a Severance Bonus)~~.

“Fixed Component” – the cost of the Ongoing Remuneration and any other payment in respect of the holding of an office or employment, that is entirely independent of variables that are unknown at the time the payment is determined, ~~such as a Bonus that is calculated according to the duration of the period of employment (~~including a signing~~Severance Bonus and a Retention~~ Bonus~~)~~.

“Ongoing Remuneration” – the cumulative Monthly Salary during a period of twelve months, including the base salary and social allocations and additional benefits, which may include: allocations in respect of a provident fund, pension, severance pay, annual vacation, 13th salary, continuing education fund, loss-of-work- capacity insurance, National Insurance contributions (the employer’s contribution), participation in various expenses, such as tuition, etc., convalescence pay, car, mobile and residential phones, Internet services, vacation, holiday gift, as well as grossing up in respect of a car and in respect of mobile and residential phones.

“Equity Compensation” – options, Phantom Options, ~~Restricted Stock Units, Restricted Shares, as described below,~~ or any other equity compensation that is based on securities of the Company.

“The Existing Equity Incentive Plan” – the Company’s Equity Incentive Plan.2

“Compensation Plan” – a plan that relates to the Terms of Office or Employment of an Office Holder or a number of Office Holders of the Company, in relation to a particular matter or a variety of matters.

“Terms of Office and Employment” of an Office Holder – as this term is defined in the Companies Law from time to time. Correct to the adoption date of this Policy – the Terms of Office or Employment of an Office Holder, including the granting of an exemption, insurance, an undertaking to indemnify, or indemnification under a permit to indemnify, ~~S~~severance ~~B~~bonus, and any benefit, other payment or undertaking of a payment as stated, which are being given because of service or employment as stated.

3.	Policy, supervision and control over the Office Holders’ Compensation

~~The Office Holders’ Compensation Policy shall be approved by the Company’s Board of Directors following the process specified hereunder:~~

3.1
The Board of Directors is responsible for managing and implementing the Compensation Policy and for all operations required for this purpose, and has the authority to interpret the provisions of the Compensation Policy in any instance of doubt as how to implement it. Without derogating from that stated and subject to the requirements of the Companies Law, subsequent to its approval by the Compensation Committee, the Board of Directors shall formulate and approve a Compensation Plan for Office Holders, while referring to the Compensation Policy and while referring to data to be submitted for this purpose by the Company’s CEO or any delegate on his behalf at the time of the relevant review.

3.2
Notwithstanding all that stated in this Policy, prior to adopting a resolution regarding the granting of compensation pursuant to this Policy, the Board of Directors may decide (upon the recommendation of the Compensation Committee) to reduce or cancel amounts of the Bonuses (or a portion thereof) that shall be calculated by virtue of the approved Compensation Plans, ~~for the reasons specified in this document and particularly,~~ due to the Company’s results, as well as other considerations, the reasons for which shall be specified.

3.3
As is required and pursuant to the provisions of ~~Amendment 20~~the Companies Law, the Company’s Board of Directors has appointed a board committee to address compensation issues (hereinabove and hereinafter: “the Compensation Committee”), inter alia, for the purpose of performing its functions as required pursuant to the provisions of section 118.B. of the Companies Law:

__________________________
[2]	Amended and Restated 2004 Company Equity Incentive Plan, as updated from time to time, and any other equity incentive plan of the Company that will be approved in the future.

(1)	to recommend the Compensation Policy for Office Holders to the Board of Directors;[3]

(2)	to recommend that the Compensation Policy be updated from time to time, and to review its implementation;

(3)	to decide whether to approve transactions involving Terms of Office and Employment of an Office Holder, director and controlling shareholder or a relative thereof; and

(4)	to decide whether to exempt the Terms of Office of a candidate for the office of CEO from the need for approval by the General Meeting.

~~3.4~~
~~Correct to the adoption date of this Policy, three members have been appointed to the Compensation Committee, comprised of all of the incumbent external directors of the Company and one independent director. Correct to the adoption date of this Policy, the following directors have been appointed to the Compensation Committee of the Board of Directors:~~

~~•~~	~~Mr. Barry Ben-Zeev (committee chairman; external director)~~

~~•~~	~~Dr. Jonathan Kolodny (external director)~~

~~•~~	~~Mr. Arik Steinberg (independent director).~~

~~3.5~~
~~The Board of Directors or the Compensation Committee may receive the assistance of external consultants for the purpose of formulating or updating the Compensation Policy and for supervising and controlling the approved Policy, to the extent that shall be deemed appropriate.~~

3.~~6~~4
The Company’s Board of Directors shall discuss and determine the procedure for supervising the proper implementation of the Compensation Policy, in order to ensure that it is being implemented, including through the Compensation Committee. ~~and, with the assistance of the Compensation Committee, the Board shall periodically review the implementation of the Policy (at least once a year) and shall prescribe rules for control, reporting and rectification of Policy deviations, all as specified hereunder in clause 10.~~

3.~~7~~5
Furthermore, any payment that is not an Ongoing Remuneration that shall be paid to an Office Holder pursuant to his/her particular Compensation Plan, insofar as it shall be paid, and which constitutes a Variable Component or a Fixed Component, is not and shall not be deemed part of the Office Holder’s base salary, for all intents and purposes.

4.	Principles of the Compensation Policy for Office Holders

The Compensation Policy was formulated in conformity with the resolution of the Company’s Board of Directors, with the aim of advancing the Company’s objectives,
___________________
[3]	As stated above, the Compensation Policy shall be reviewed and approved at least once every three years.

its work plans and its policies with a long-term perspective, and in a manner that creates appropriate compensation and incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk management policy, the size of the Company, its financial position and the nature of its operations.

The Company designed the mechanism for compensating Office Holders in a manner intended compensate the Office Holders and to encourage them to improve the Company’s business processes and mode of operation and to encourage them to increase the Company’s profitability over time. The Compensation Policy was set in a manner that is congruent with the Company’s business strategy and constitutes an incentive to implement it, and in a manner designed to enhance the Office Holders’ sense of identification with the Company and its activities, increase their satisfaction and motivation and to ensure that the Company can retain those Office Holders who have been contributing to the Company over time.

The Compensation Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components – Ongoing Remuneration, Annual Bonus and Equity Compensation, all being pursuant to the principles specified hereunder in this document.

5.	Outline for defining a personal Compensation Plan for Office Holders of the Company

5.1
A personal Compensation Plan shall be defined for each of the Office Holders of the Company on the basis of the following outline and subject to the principles prescribed in the outline. Each Office Holder shall be informed of his/her personal Compensation Plan.

~~5.1~~
A personal Compensation Plan or a portion thereof may be arranged within the scope of a plan that applies to all or a portion of the Office Holders. The following practical considerations shall be taken into account when approving a personal Compensation Plan for an Office Holder:

5.1.1	The Office Holder’s education, qualifications, expertise and professional experience and achievements in his/her current position and, to the extent relevant, in his/her previous position;

5.1.2	The Office Holder’s position, spheres of responsibility and previous remuneration agreements signed with the Office Holder;

5.1.3
The ratio between the cost of the Office Holder’s Terms of Office and Employment and the cost of the remuneration of the rest of the employees of the Company and the employees of contractors who are working for the Company, and particularly, relative to the average and median remuneration of employees as stated[4]; whether this ratio is appropriate and why, and the impact of the gaps between them on the labor relations in the Company, if there is any impact;

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[4]
In ~~2018~~2021, the ratio between the cost of the CEO'’s remuneration (Mr. Itzik Benbenisti and Mr. Avi Zvi, respectively) and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is ~~20.4~~26.43 and 23.37, respectively, and compared to the ~~cost of the~~ median remuneration of the employees is ~~28.5~~37.38 and 33.05, respectively; the ratio between the cost of the average remuneration of an Office Holder who is not the CEO and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is ~~9.3~~10.31; and compared to the ~~cost of the~~ median remuneration of the employees is ~~13~~14.58.

~~The ratios stated above were calculated without taking into account the Equity Compensation component, since some of the options held by the Company’s employees are "out of the money" and there is a concern that the inclusion of this component may cause a misleading perception with respect to the value of the benefit to the beneficiary. Nevertheless, for the sake of completing the disclosure, detailed below are the ratios between the costs that include the Equity Compensation component: the ratio between the cost of the CEO's remuneration and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is 26.1, and compared to the cost of the median remuneration of the employees is 37; the ratio between the cost of the average remuneration of an Office Holder who is not the CEO and the cost of the average remuneration of the rest of the Company’s employees (who are not Office Holders) is 12.3; and compared to the cost of the median remuneration of the employees is 17.4.~~

~~In 2018, the ratio between the Variable Components together with the Equity Compensation and the Fixed Components is as follows: with respect to the CEO's compensation, the ratio is 1.16; with respect to the average compensation of other Office Holders (excluding the CEO), the ratio is 0.78.~~

The ratios stated above were calculated according to the Company'’s records with respect to the cost of the employees'’ remuneration and accumulated benefits in ~~2018~~2021. Regarding the Fixed Components, the Company Office Holders’ existing Fixed Components were taken into account and, regarding the Equity Compensation, the annual value of the benefit was taken into account according to the fair value on the grant date distributed linearly over the year. The cost of the remuneration of an Office Holder who is not the CEO was calculated with respect to the Office Holders who held office during ~~2018~~2021., ~~except for Office Holders who held office in the Company for less than one quarter in that year, and except for Office Holders who are no longer holding office in the Company on the publication date of this Compensation Policy, since the inclusion of these Office Holders would have unreasonably distorted the said data. Furthermore, the cost of the remuneration of the incumbent CEO and of those Office Holders who held office during only a portion of 2018 (more than one quarter of that year) was taken into account for the purpose of calculating a full year’s cost of remuneration.~~ In addition, the cost of remuneration of employees of contractors who are working for the Company was not included in the cost of the employees'’ remuneration, since the inclusion of the cost of remuneration of employees of contractors in this calculation would have negligible impact and would not have led to a materially different outcome.

In this context – “employees of contractors who are working for the Company” – as defined in the Companies Law from time to time.

5.1.4
Insofar as the Compensation Plan shall include Variable Components, the considerations should include, inter alia: the Office Holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, all from a long-term perspective and depending upon the Office Holder’s position. The Board of Directors shall have discretion with regard to reducing the Variable Components, inter alia, as stated above in clause~~s~~ 3.2. ~~and 3.7.~~

5.2	Directors’ Compensation

5.2.1
The securities of the Company are listed for trading in Israel and in the United States. As a result, inter alia, the burden imposed on the Company’s directors, as well as their responsibility, derive from the requirements of both legal systems. Furthermore, the Company operates in an extremely competitive sphere of business activity in a challenging regulatory environment, and this requires our directors to possess considerable expertise. In order to retain high-quality directors who possess expertise and contribute significantly to the Company, the Company believes that they should be compensated commensurately.

5.2.2
By virtue of their capacity as directors, the members of the Company’s Board of Directors and members of Board committees shall be entitled to compensation, which includes an annual financial compensation and compensation for participation in meetings, in conformity with the provisions of the Companies Regulations (Rules regarding Remuneration and Reimbursement of Expenses to External Directors), 5760 – 2000 (hereinafter: “the Remuneration Regulations”), including pursuant to Regulation 8A of the Remuneration Regulations. As long as it holds true that each of the members of the Board of Directors is an expert in his/her field, considering his/her education, qualifications, expertise and professional experience (not necessarily financial and accounting expertise or professional qualification), the financial compensation to each director shall be the same, apart from the Chairman. Additionally, the directors shall be entitled to reimbursement of expenses and shall benefit from the Company’s Office Holders’ insurance policy and from letters of indemnification and release that have been or shall be granted during this period (as stated hereunder in clause 6). The Company shall be able to grant directors an Equity Compensation~~, provided that the granting of an Equity Compensation to the External Directors shall be made through an allotment of Restricted Shares or through the use of any other equity instrument, but not by way of granting options~~ and subject to Regulation 8.B of the Remuneration Regulations. Beyond that stated above, no additional compensation shall be given to Office Holders in their capacities as directors.

~~For this purpose, the Company’s Compensation Committee and Board of Directors shall consider the director’s education, qualifications, expertise and professional experience and achievements, the creation of uniformity in the Compensation to the directors (subject to special circumstances) (or in the method of calculating it), the advancement of the Company’s objectives, its policy from a long-term perspective, the creation of suitable incentives for directors of the Company (considering, inter alia, the Company’s risk-management policy), the size of the Company and the nature of its operations, but without it being required to take into account the other considerations specified in section 267.B.(a) of the Companies Law, or the matters and parameters specified in the First Addendum A to the Companies Law, since they are irrelevant, intrinsically, under the specific circumstances at the Company.~~

5.2.3
Notwithstanding that stated above in clause 5.2.2, the Company has the discretion to grant the Chairman of the Board a higher compensation, that shall take into account the additional work imposed on him, the additional time that the Chairman of the Board is required to devote to the performance of his role, and, insofar as the Chairman of the Board is an active chairman, also the appointment percentage at which he shall be employed. The compensation to the Chairman of the Board for the fixed and variable compensation components (in cash and equity) shall not exceed 80% of the possible conditions of the CEO of the Company in accordance with the Compensation Policy.

5.3	The ratio between the Fixed Components and the Variable Components (equity and non-equity) and maximums set for Variable Components

When the Company institutions consider approving a personal Compensation Plan for an Office Holder or any particular compensation component in the said plan, the ratio between the Fixed Components (including the Ongoing Remuneration) and the Variable Components in the personal Compensation Plan of the relevant Office Holder shall be examined, in accordance with the rules set out in this Policy.

The Compensation Policy strives to reach an appropriate balance between the Variable Components and the Fixed Components of the Office Holder’s Compensation, in order to ensure that the Variable Components do not create conflicts with the Company’s overall long-term interests.

As a rule, the total of the Variable Non-Equity Components (not including an adjustment period, which shall be subject to the maximums prescribed hereunder in clause 5.4.3) to be given to an Office Holder in respect of a single calendar year shall not exceed one (1) multiple of the Fixed Components in that year and, to the CEO, shall not exceed one and one half times (1.5) the Fixed Components in that year; the total of the Variable Equity Components to be given to an Office Holder in respect of a single calendar year shall not exceed three (3) times the Fixed Components in that year. In this regard, the Variable Equity Components for a single calendar year (cumulatively) shall be assessed according to the economic value on the grant date of any Variable Component distributed linearly over the vesting period (years) and not according to the accounting value attributed to that year. The total of all of the Variable Components (equity and non-equity) (not including an adjustment period, which shall be subject to the maximums prescribed hereunder in clause 5.4.3) ~~Components~~ to be given to an Office Holder in respect of a single calendar year shall not exceed four (4) times the Fixed Components in that year. Insofar as an Office Holder worked at the Company for a period of less than one calendar year, the calculation shall be performed on a pro rata basis.

A.	The Fixed Component

5.4	Ongoing Remuneration

(That stated in this clause is the maximum level and does not confer a right to any employee to demand these terms).

5.4.1	Monthly Salary

When determining the Monthly Salary for Office Holders of the Company, the Company uses benchmark salaries in order to compare the reasonability and outward fairness of its compensation system, the aim being to recruit and retain key Office Holders at competitive market conditions. The comparative survey ~~is~~ that may be conducted by ~~the Company’s~~an external ~~professional compensation~~ advisor ~~and~~will focus~~es~~ mainly on companies operating in the same business environment in Israel as that of the Company, while considering the sizes and characteristics of the surveyed companies (including the volume of revenues, the profitability rate, the number of employees, the operating arena, etc.). In order to ensure that the sampling is representative, the comparison is performed relative to ~~15~~ 10 – ~~25~~ 15 Israeli companies, each of which has an operating turnover of at least NIS 1 billion, and an employee workforce in excess of 1,000 employees.

The compensation levels of the Company’s Office Holders shall be within the customary range for Office Holders at the surveyed companies according to the findings of the comparative survey, and according to the judgment of the Company’s Compensation Committee and Board of Directors. ~~.~~ The Monthly Salaries to be defined for Office Holders of the Company shall be up to a maximum of the 90th percentile relative to the monthly salaries of corresponding office holders at the benchmark companies.

The Monthly Salary is linked to the consumer price index (CPI), as published by the Central Bureau of Statistics and, as a rule, is updated on a monthly or quarterly basis according to the CPI of the month preceding the month for which the salary is being paid. If the CPI is negative, the Monthly Salary is not reduced accordingly; however, a negative CPI is offset from the next positive CPI. Any cost-of-living increase to be paid, if any, is deducted from each salary update.

5.4.2	Advance notice

As a rule, the advance-notice period prescribed in Office Holders’ employment agreements shall not exceed three months during the first year of employment, and six months as of the second year of employment. As a rule, the Office Holder is required to be at the service of the Company during the advance-notice period. The Company shall be allowed to waive the employment of the Office Holder during the advance-notice period, while paying the Ongoing Remuneration that would have been due to the Office Holder during this period were it not for the advance notice.

5.4.3	Adjustment period

The adjustment period prescribed in Office Holders’ employment agreements shall not exceed three months during the first year of employment, and six months as of the second year of employment.

5.4.4	Additional fringe benefits

5.4.4.1	Annual vacation, sick days and Office Holders’ routine annual medical examination

The Office Holders are entitled to vacation days up to ~~(the~~ a maximum ~~vacation time shall not exceed~~of 30 days per annum, which may be accumulated up to a maximum of double the days of annual vacation to which they are entitled, ~~and the accumulation of vacation days may be restricted),~~ sick days up to a ~~(the~~ maximum ~~number of sick days shall not exceed~~ of 30 days per annum, which may be accumulated up to a maximum of 90 days, ~~and the accumulation of sick days may be restricted)~~ and a routine ~~annual~~ medical examination according to the Company’s procedures.

5.4.4.2	Allocations to a pension plan and to a continuing education fund

The Company executes allocations and deductions from the Office Holders’ salary to a pension fund, to an Office Holders’ insurance plan or to a combined plan and to loss-of- work-capacity insurance, according to the Office Holder’s choice.

The Company executes allocations and deductions from the Office Holders’ salary to a continuing education fund., ~~according to t~~The Office Holder’s ~~choice~~ shall choose which continuing education fund.

5.4.4.3	Car and phone

The Company may make available a company car of manager class for the Office Holders’ work-related purposes, and shall assume~~s~~ the car maintenance and related expenses and, as a rule, also assumes the grossing up of the relevant tax, according to the instructions of the Income Tax Authority., or may pay an Office Holder a payment in lieu of providing a car at the height of the benefit, including the grossing up of the relevant tax and expenses. ~~The Company has the option of choosing to pay vehicle maintenance according to the Company's policy, as it may be from time to time.~~

The Company provides a mobile phone to the Office Holders and covers the cost of the use thereof. ~~, as a rule, only in Israel (however, for certain Office Holders, also international calls from Israel and from abroad).~~ The Office Holders assume the value in use of the cell phone, according to the instructions of the Income Tax Authority. The Office Holders are entitled to purchase cellular phones from the Company at prices that will be determined by the Company, ~~so long as the price of such phone shall not be less than 80% of the cost price of the phone~~ and they will be entitled to benefit from tariff plans that are offered to Company employees as shall be customary from time to time.

The Office Holders are entitled to reimbursement of per diem expenses, hospitality and lodging in Israel and abroad, according to the Company’s procedures.

5.4.4.4	Signing bonus

The Company shall be allowed, under justified circumstances, to pay a signing bonus at an inclusive total of up to six monthly salaries. The Company shall be allowed to make the payment of the signing bonus contingent upon the Office Holder completing a minimum period of service in his role.

5.4.4.5	Additional benefits

The Company shall be allowed to grant additional benefits to the Company’s Office Holders, at a ratio that shall not exceed 10% of the annual cost of the ~~relevant Office Holder’s~~ Fixed Component of the relevant Office Holder’s compensation.

B.	The Variable Component

5.5	Bonuses

5.5.1	Annual Bonus

The minimum criterion for receiving the annual Bonus is that the total adjusted EBITDA5 shall not have decreased by more than 35% of the adjusted EBITDA for the year preceding the year in respect whereof the bonus is payable~~6~~.

When calculating achievement of the adjusted EBITDA target and those targets constituting the basis for the annual Bonus, as specified hereunder, the Compensation Committee and the Board of Directors shall be allowed, but not obligated, to neutralize those non-recurrent and exceptional events which, if taken into account, would lead to an outcome that, in their opinion, does not serve the objectives underlying the granting of the annual compensation and that undercompensates or overcompensates the Office Holders other than according to their performance.

Notwithstanding that stated, under justified circumstances, the Compensation Committee and the Board of Directors shall be able to approve, at their discretion, the granting of an annual bonus even in the instance of nonachievement of criteria as stated, at a volume not exceeding three monthly salaries to each Office Holder.

Determination of the annual Bonus to Office Holders

5.5.1.1
The annual Bonus is based on targets at the level of the Company, the division and at a personal level, which are defined annually around the beginning of the calendar year., ~~and usually, by no later than the end of February of that year, as specified hereunder.~~

5.5.1.2
The sum of the maximum annual Bonus to any Office Holder shall be set in advance, as specified in this Policy, in a manner that ensures an appropriate balance between the Bonus and the Fixed Components in the Office Holder’s Compensation Plan, and that is consistent with the limits specified above in clause 5.3.

5.5.1.3
The sum of the annual Bonus that shall actually be paid to an Office Holder, shall be calculated using a formula that usually takes into account the following three components: achievement of the Company’s targets, achievement of the division’s targets (except in relation to the Company’s CEO) and a personal evaluation of the relevant Office Holder, as specified in the annual Bonus plan (“the Formula” and “the Annual Bonus Plan,” as relevant) and as specified hereunder:

__________________
[5]
It should be noted, that for the purpose of determining whether the minimum criterion for receiving the annual Bonus is met, the Company will calculate the adjusted EBITDA in a consistent manner, identical to the manner in which it calculated this data until now and according to which it reported the adjusted EBITDA data in its annual financial reports.

~~[6]~~
~~The minimum criterion for receiving the annual Bonus was set in light of the high volatility that is characteristic of the Israeli telecommunications market and in light of the sharp decrease in the Company's EBITDA over the past three years.~~

(a)	The Company’s targets

Key targets shall be selected from all Company targets included in the annual budget, which shall constitute a foundation for calculating the ratio at which the Company’s targets were achieved, and which are defined while considering, inter alia, the Company’s risk management policy, and the long-term perspective (“the Company’s Key Targets”). Such targets and indices may be the Company’s net profit; an adjusted EBITDA target; market share; churn rate; cash flow, subscriber base, ARPU (Average Revenue Per User) base target, quality of service target, completion of major projects, number and severity of cyber incidents, fiber optics rollout and customer connection targets, etc., and shall include, inter alia, targets that serve long- term objectives. Each of the Company’s Key Targets will be assigned benchmarks having numerical values, ~~that are deemed achievable targets,~~ so that achievement of the exact numerical target prescribed in the Budget~~Annual Bonus Plan~~ shall constitute achievement of 100% of the target. Numerical values shall also be defined that shall constitute the threshold target, which, if not achieved, will disqualify the employee for a Bonus in respect of that specific target, and numerical values shall be defined that shall constitute the upper limit for calculating the percentage at which a specific target has been achieved. The actual percentage at which targets are achieved shall be calculated according to the aforesaid benchmarks and can reach the maximum level to be defined for each target specifically in the Annual Bonus Plan (including achievements exceeding 100% of the target, subject to the maximum annual Bonus as stated above in clause 5.5.1.2). The preparation of the Annual Bonus Plan, ~~including the determination of the Company’s Key Targets,~~ their numerical values according to the Company’s budget and the minimum and maximum benchmarks, shall be prepared annually, shortly after the beginning of the year and is subject to the approval of the Company’s Compensation Committee and Board of Directors. The weight to be assigned to this category (“Company targets”) in the Formula for any given Office Holder shall range between ~~30~~50% and 90%.

(b)	The Division’s targets

Key targets shall be selected from all of the division targets under the purview of the relevant Office Holder that are included in or derive from the annual budget. These selected targets shall constitute the basis for calculating the percentage at which the division’s targets have been achieved, and shall be defined while taking into account, inter alia, the Company’s risk- management policy and the long-term perspective (“the Division’s Key Targets”). Such targets and indices may be: profitability index; market share; growth index; operating and service indices; an index of compliance with internal procedures; contribution to the formulating of targets and to the leading of processes relating to corporate governance and compliance with provisions of law; compliance with regulations; contribution to the performance and advancement of strategic content and targets; an index of reaching milestones in major projects, number and severity of cyber incidents; fiber optics rollout and customer connection targets, etc., and shall include, inter alia, targets serving long-term objectives. Each of the Division’s Key Targets shall be assigned benchmarks having numerical values, ~~that are deemed achievable targets~~ so that achievement of the exact numerical target prescribed in the Annual Bonus Plan shall constitute achievement of 100% of the target. Numerical values shall also be defined that shall constitute the threshold target, which, if not achieved, will disqualify the employee for a Bonus in respect of that specific target, and numerical values shall be defined that shall constitute the upper limit for calculating the percentage at which a specific target has been achieved. The actual percentage at which targets are achieved shall be calculated according to the aforesaid benchmarks and can reach the maximum level to be defined for each target specifically in the Annual Bonus Plan (including achievements exceeding 100% of the target, subject to the maximum annual Bonus as stated above in clause 5.5.1.2). The preparation of the Annual Bonus Plan, including the determination of the ~~Division’s Key Targets,~~ their numerical values according to the Company’s budget and the minimum and maximum benchmarks shall be prepared annually shortly after the beginning of the year and is subject to the ~~submitted by the Company’s CEO for the~~ approval of the Company’s Compensation Committee and Board of Directors. The weight to be assigned to the “Division Targets” category in the Formula for any given Office Holder shall range between 10% and ~~70~~40%.

(c)	Personal evaluation

The Annual Bonus Plan shall include, in relation to each Office Holder, the relative ratio of his/her personal evaluation out of the total bonus calculation. The Company’s CEO shall ~~present~~ issue his personal evaluation of Office Holders reporting to the CEO, subject to the approval of ~~to~~ the ~~Company’s~~ Compensation Committee and ~~to~~ the Board of Directors. The personal evaluation component relating to the Company’s CEO shall be recommended by ~~T~~the Chairman of the Company’s Board of Directors and shall ~~present his personal evaluation of the Company’s CEO to~~ be approved by the ~~Company’s~~ Compensation Committee and ~~to~~ the Board of Directors. These evaluations shall relate, inter alia, to nonfinancial indices, including the Office Holder’s long-term contribution and his/her long-term performance. The weight to be assigned to the “personal evaluation” category in the Formula for any given Office Holder shall not exceed ~~20~~10% ~~or three monthly salaries per annum, whichever is higher~~.

(d)	It is hereby clarified that the aggregate weight to be assigned to all three of the aforesaid categories in the Formula shall be 100%.

The breakdown of the targets in each measurable category and the relative weight of each of the measurable categories shall be tailored to each Office Holder individually, depending on the seniority of the Office Holder and the organizational division to which the Office Holder is assigned or that is under his/her purview.

5.5.1.4
Upon the approval of the Company’s annual results (in the first quarter of the year following the relevant budget year), the annual Bonus to be paid to each Office Holder shall be calculated according to the relevant Formula in the Annual Bonus Plan, based on the relevant group of targets from among the Company’s Key Targets, the Division’s Key Targets and the personal evaluation of each Office Holder. Eligibility for the annual Bonus and the sum thereof shall be determined according to the following rules: if the total achievement of targets is at a ratio that is lower than the defined minimum threshold of ~~60~~75%, the Office Holder shall not be eligible for any Bonus whatsoever. If the total achievement of targets is at the ratio of at least ~~60~~75%, the annual Bonus will be calculated according to an index – that determines the sum of the Bonus with respect to each target achievement ratio in terms of multiples of the base salary, all as set forth in the Annual Bonus Plan.

5.5.1.5	Eligibility for a Bonus in respect of a partial period of employment

An annual Bonus shall be paid only to those Office Holders who worked at least eight months at the Company7 during the calendar year in respect whereof the annual Bonus is being paid. In relation to any Office Holder whose employment begins in January – April of a particular calendar year, an annual Bonus shall be calculated proportionately, which takes into account the start date of his/her employment. An Office Holder whose employment begins later in a calendar year shall not be eligible for an annual Bonus in that calendar year, unless the Company’s Compensation Committee and Board of Directors shall otherwise decide and, in that case, an annual Bonus shall be determined proportionately, which takes into account the employment start date, and provided that the Office Holder has worked at least six months at the Company during the calendar year in respect whereof the annual Bonus is being paid.

5.5.2	Severance Bonus
____________
[7]	For the purpose of clarification only, the term “worked at the Company” also encompasses an advance- notice period.

5.5.2.1
Without derogating from existing agreements or from that stated ~~below~~ in clauses 5.4.3 and 5.5.3, the Company shall not engage in an agreement that ~~commits in advance to~~ grants a Severance Bonus to an Office Holder.~~, but it shall be able to commit to grant a Severance Bonus to an Office Holder, ad hoc, only under exceptional circumstances and based on reasons of great importance, which shall be detailed in the resolutions of the Company's relevant institutions.~~ That stated in no way prejudices stipulations in existing agreements regarding Severance Bonuses.

~~5.5.2.2~~
~~The Severance Bonus, if granted, shall be granted commensurate to the Office Holder’s Terms of Office or Employment. The Compensation Committee and Board of Directors of the Company can grant Severance Bonuses to Office Holders of the Company by virtue of this Compensation Policy, which shall be calculated on the basis of their Ongoing Remuneration and shall not exceed 25% of the Ongoing Remuneration for each year of employment at the Company, or, in exceptional instances, when a predefined period of employment is approved, which shall not exceed three years, the Severance Bonus shall reflect the consideration that the Office Holder would have been entitled to receive had he/she worked throughout the entire said period. As a rule, an Office Holder’s minimum period of office or employment that shall qualify for a Severance Bonus shall be at least twelve (12) months of employment at the Company.~~

~~5.5.2.3~~
~~The decision-making with regard to a Severance Bonus shall consider the Office Holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, and shall be calculated while considering the Company’s performance during the Office Holder’s incumbency, as shall be decided by the Board of Directors.~~

~~5.5.2.4~~
~~The decision-making with regard to a Severance Bonus shall take into account the circumstances of the Office Holder’s severance and how they affect the Office Holder’s right to the Severance Bonus. Naturally, a Severance Bonus shall not be given under circumstances of the commission of fraud against the Company.~~

5.5.2.~~5~~2
 It is hereby clarified that the adoption of this Compensation Policy shall in no way prejudice the existing rights of any Office Holder relative to Severance Bonuses that were approved prior to the adoption of this Policy, on which the Office Holders relied during their employment.

5.5.3	Special Bonuses

In addition to the annual Bonuses and any other compensation described in this Policy, the Board of Directors of the Company (upon the recommendation of the Compensation Committee) shall have the authority, in accordance with its discretion, to award special Bonuses – ad hoc – under special circumstances, such as ~~Office Holder retention relating to the sale of the Company or the transfer of the control over the Company~~ performance or investment of exceptional efforts in advancing and carrying out a project of the Company. This special Bonus shall be calculated separately and in addition to any other type of compensation described in this Policy. The special Bonus as stated shall be according to the criteria to be prescribed by the Compensation Committee and the Board of Directors of the Company, and shall be within the range that is customary in the market for Office Holders holding similar positions, provided that such compensation shall not exceed one (1) multiple of the Fixed Components of the Office Holder in the relevant calendar year8, without this requiring an additional approval by the shareholders, unless such approval is required by law. ~~In addition, under circumstances as stated, the Compensation Committee and the Board of Directors of the Company shall also be able to extend an Office Holder’s adjustment period for a period not longer than nine months and/or to determine that the Company shall pay the Office Holder his/her compensation terms in their entirety during an additional period, which shall not exceed 12 months beyond that prescribed in this Compensation Policy.~~

5.6	Equity Compensation – options, Phantom Options, ~~Restricted Stock Units, Restricted Shares~~

5.6.1
The use of an equity-based compensation enables alignment between the Office Holders’ targets and the objectives of the shareholders, creates a retention component in the Compensation Plan that takes a long-term perspective on the Company’s results, and motivates the Office Holders to work for the benefit of the Company under long- term policy considerations and with controlled risk-taking. Equity Compensation can be offered in a track either with or without a trustee, including a capital-gains track or an employment-income track, as the Company’s institutions shall decide.

 ____________________
[8]
The relevant calendar year - the calendar year preceding the date of the decision to grant the bonus or  the calendar year during which the decision was adopted, as to be decided by the Compensation Committee and the Company's Board of Directors in accordance with the specific circumstances.

5.6.2
The terms of a Compensation Plan that include Equity Compensation should provide adequate incentives to maximize the Company’s long- term value. Among the relevant parameters for ensuring the creation of such incentives are: the expected volume of dilution, the plan's economic value, the exercise prices and the vesting period.

5.6.3
The exercise price of options shall be determined according to one of the following alternatives: (1) the exercise price shall not be less than the average closing price of the Company’s share during the thirty trading days on the Tel-Aviv Stock Exchange preceding the grant date, with the addition of a 5.0% premium; or (2) the exercise price shall not be less than the average closing price of the Company’s share during the thirty trading days on the Tel-Aviv Stock Exchange preceding the grant date, while the vesting of the options will be subject to achieving targets set by the Company's Compensation Committee and Board of Directors. For the avoidance of doubt, the resolution with respect to the alternative to be implemented will be adopted only at the time of the grant.

5.6.4
As a rule, the minimum holding or vesting period of Variable Equity Components shall be three years (divided into tranches that shall vest throughout the period, with the minimum vesting period relative to each tranche being one year). This minimum vesting period serves to constitute adequate incentive from a long-term perspective. However, the Board of Directors (upon the recommendation of the Compensation Committee) shall have the discretion to assign a shorter vesting period or to calculate the vesting period from an earlier point at which the Office Holder was employed by or provided services to the Company, under circumstances that shall be explained and specified.

~~Equity Compensation that is other than options or Phantom Options – i.e., Equity Compensation in the form of Restricted Stock Units or Restricted Shares, etc., shall be subject to additional vesting terms besides timing, which include relevant performance targets, such as an allotment of Restricted Shares to an Office Holder, with the release of the shares to the Office Holder being contingent upon the Company’s annual net profit for a particular year being equal to or higher than the annual net profit for the previous year.~~

5.6.5
The exercise period shall commence as of the end of the vesting period and shall end after two to seven years have elapsed; however, the Board of Directors shall have the discretion to define a shorter or longer exercise period, provided that the duration shall in no instance exceed the period of the Equity Compensation plan and shall not be less than one year after each vesting date, apart from an instance of termination of employment, for which a shorter exercise period may be defined, but not less than three months.

5.6.6
The maximum cumulative dilution within the scope of Equity Compensation in respect of all grants executed and to be executed in the Company, which have not yet been exercised or have not yet expired, shall be limited, so that it shall not exceed 10% of the Company’s issued and paid-up share capital to all Office Holders of the Company for the duration of the period of the Compensation Policy. ~~The dilution ratio between senior Office Holders and the rest of the employees shall be examined using a test of reasonability.~~In this regard, the said dilution calculation shall be performed under the theoretical assumption that every option shall be exercised for a share (i.e., theoretical ratio of 1:1), while the actual dilution may be lower if a net exercise (cashless) mechanism is used, as stated hereunder in clause 5.6.8.

~~5.6.7~~
~~The dilution ratio shall be calculated while considering the gap between theoretical and actual dilution. Therefore, an Equity Compensation (insofar as relevant, such as options) that carries an exercise price that exceeds 150% of the highest share price during the period of one year prior to the calculation date, shall be exempted from such calculation of the actual dilution. The examination shall be carried out at the time of the allotment of each such Equity Compensation, and no change shall be made in an allotment already granted due to a subsequent change in the market price of the share.~~

~~5.6.8~~
~~In order to maintain the effectiveness of the Equity Compensation being granted to an Office Holder and in order to equate the Office Holder’s position to that of the Company’s shareholders, the Compensation Committee and Board of Directors of the Company may reduce the exercise price (or make some other comparable adjustment to the relevant Equity Compensation) fully or partially, when a dividend is distributed to the Company’s shareholders. The Company’s Existing Equity Incentive Plan includes a dividend- reduction mechanism (full or partial, as the case may be) when a dividend is distributed to the Company’s shareholders.~~

5.6.7
The Equity Compensation shall be subject to customary adjustments  in respect of various events, if relevant, including adjustments in respect of a distribution of a dividend, bonus shares, changes in equity (such as consolidation, split, etc.), an issue of rights or restructuring of the Company (such as: split and merger), etc.

5.6.~~9~~8
An Equity Compensation may be exercised using a cashless mechanism, whereby the offeree is entitled to receive from the Company only that quantity of shares that reflects the economic gain that the offeree would have received had he/she exercised the Equity Compensation (insofar as relevant, such as options) for shares at the market price of those shares, net of the exercise price in respect thereof. This mechanism may be adopted by the Board of Directors from time to time.

5.6.~~10~~9
 The Board of Directors has discretion to operate a mechanism for exchanging the Equity Compensation for another Equity Compensation (such as an exchange of options), to immediately accelerate the Equity Compensation, or for exchanging it for Phantom Options in the event of ~~a change in control over the Company (as shall be defined in the relevant Equity Compensation Plan), or in the event of~~ termination of employment due to illness, disability or death, as well as to operate a mechanism for immediately accelerating the Equity Compensation or for exchanging it for Phantom Options in the event of liquidation of the Company or if the Company becomes a private company. ~~The Existing Equity Incentive Plan also includes an options-acceleration mechanism in the event of the termination of the employment of an offeree by the Company within six months of the date of a transfer of control.~~ It should be noted that Equity Compensation granted prior to the approval date of this policy also included an acceleration mechanism in respect of a change in control.

5.6.~~11~~10
Insofar as the Equity Compensation was granted initially as a type that is cleared in cash, for example, phantom options, the maximum value of the compensation that shall actually be paid on the exercise date shall be according to a calculation of up to three (3) times the share price on the grant date of the Equity Compensation; If the Equity Compensation shall be of a type that is not initially granted as a type that is cleared in cash, but due to certain circumstances, for example the inability to exercise it, the Company resolved to clear it in cash, the maximum value of the compensation that shall actually be paid on the exercise date shall be according to a calculation of up to five (5) times the share price on the grant date of the Equity Compensation. In case of Equity Compensation that is not cleared in cash, and due to the nature of such Equity Compensation, then a maximum exercise values does not have to be defined at the time of the grant.

5.7	Comparative analysis relative to the market

In order to ensure congruence between all compensation components for the Office Holders ~~and between them and the market conditions~~, when approval of an Office Holder’s personal Compensation Plan or one of its components is up for discussion, all components of the Office Holder’s Compensation Plan shall be presented to the Company’s institutions. Additionally, when determining the salary ranges and the rest of the Terms of Office and Employment of the Office Holders of the Company ~~have been and shall be determined~~, inter alia, ~~by comparing them to~~ the market, and ~~to~~ similar positions at similar companies will also be considered. Such an examination shall also assign a value to the aspect of the Company’s performance, enabling examination of the correlation between the Company’s performance and its positioning among the benchmark companies appearing in the comparative analysis, and this, relative to pre- defined parameters. For this purpose, the data on salaries at telecommunication companies and companies having similar characteristics are examined.

~~5.8~~	~~Management agreements between public companies, or between private companies controlled by the controlling shareholder and a public company controlled by the controlling shareholder~~

~~5.8.1~~
~~Section 270(4) of the Companies Law prescribes that the special decision-making principles prescribed in the Companies Law regarding the approval of a public company’s engagement with its controlling shareholder in relation to Terms of Office and Employment, shall also apply to a transaction of the public company with a company controlled by the controlling shareholder, which provides management or consulting services to the Company. Insofar as a consideration shall not be paid to the controlling shareholder or to another company under its control in relation to a management or consulting agreement, such agreement shall not constitute “Terms of Office and Employment” and, accordingly, the Compensation / Audit Committee or the Board of Directors shall not be required to take into account the considerations specified in section 267.B(a) of the Companies Law or the matters and parameters prescribed in the First Addendum A to the Companies Law.~~

~~5.8.2~~	~~Management agreements as stated shall be limited to a period of up to three years.~~

6.	~~6.~~ Indemnification, insurance, release

6.1
Office Holders’ liability insurance, indemnity and the granting of release from liability are essential in order to ensure the recruitment and retention of Office Holders and directors who are the most suitable for the Company’s needs, and who possess relevant qualifications and experience to hold office in the Company and on the Company’s Board of Directors. These are essential considering that, in today’s marketplace, Office Holders and directors of public companies face greater liability exposures than ever before, particularly in public companies listed in multiple countries and subject to differing legal systems. The Company shall be allowed to insure the liability of its Office Holders, to indemnify them or release them from liability, in conformity with the Companies Law and the Company’s Articles of Association.

Insurance

6.2
The Company shall be allowed to engage in an office holders’ liability insurance policy (including directors and the Company’s CEO) of the Company and/or subsidiaries of the Company (including an insurance policy for the ongoing activities and/or a particular event and/or activity and/or for the coverage of past activities including through a Runoff Policy and/or another policy of any type and kind) including Office Holders (and directors) who are themselves, and/or whose relatives are, controlling shareholders of the Company and/or Office Holders for whom the Company’s controlling shareholders may have a personal interest in their inclusion in the insurance policy, that will apply to serving Office Holders and/or that served or that will serve from time to time, for a number of periods of insurance, including their extension, during the period of the Compensation Policy, whether through the purchase of new policies or through extensions or renewals of existing policies and/or policies that will be purchased in the future, whether with the same insurer or with another insurer in Israel and/or abroad, and all under the conditions specified hereunder:

6.2.1	-	The limit of liability in such insurance policy shall not exceed a total of USD 100 million per claim and in the aggregate for each insurance period and in addition reasonable legal expenses.

6.2.2
The Compensation Committee and the Board of Directors has approved the renewal of the insurance policy for a new period of insurance and has determined that no material changes were made in the insurance terms.

6.2.3
To the extent that the policy is extended to cover claims against the Company itself (as opposed to claims against its Office Holders) relating to the Company's traded securities (Entity Coverage for Securities Claims), payment arrangements for insurance benefits for this extension will be determined, where applicable, whereby the Office Holder's right to receive indemnification from the insurers will precede the Company's right.

6.3
In addition, the Company shall be allowed to enter into a Runoff policy for an insurance period of 7 years for the coverage of past activities, subject to the coverage of the policy at that time , and at a limit of liability not exceeding that of the current policy as stated.

6.4
In addition, in the event of a public offering of the Company'’s securities, the Company may extend the insurance policy to cover such offering and/or to enter into a separate and dedicated Public Offering of Securities Insurance policy ("POSI policy") while the coverage for each POSI policy, that will be entered into from time to time, shall not exceed one hundred (100) million US dollars per case and in the aggregate for an insurance period of up to 7 years from the date of completion of the offering in accordance with a prospectus and/or a shelf offering report, in addition to reasonable legal defense expenses.

6.5
The Company'’s engagement in insurance policies as stated in respect of the liability of Office Holders is according to market conditions and is not expected to significantly affect the Company's profitability, assets or liabilities.

6.6
The Company'’s engagement in insurance policies as stated in respect of the liability of Office Holders may only be approved by the Compensation Committee pursuant to Rule 1b1 of the Companies Regulations (Easements ~~o~~in tTransactions with iInterested ~~p~~Parties), 2000, or any provision that will replace it and it will not be brought again for additional approval of the Audit Committee, Board of Directors or the General Meeting of the Company.

For the avoidance of doubt, it is clarified that the Company's engagement in such insurance policies in respect of the liability of Office Holders that does not comply with the conditions set forth in section 6.2-6.6 above will be brought for the approval of the authorized organs as part of the approval of the tTerms of ~~o~~Office and ~~e~~Employment in accordance with this policy.

Indemnification

6.~~6~~7
 The maximum advance undertaking of indemnity payable by the Company to all indemnified persons, pursuant to letters of indemnification to be granted to Office Holders as of the adoption date of the Policy, in respect of any occurrence of the events specified in the appendix to the letter of indemnification, shall not exceed 25% of the shareholders’ equity according to the latest reviewed or audited financial statements approved by the Company’s Board of Directors prior to the approval of payment of the indemnification (and not on the grant date of the undertaking of indemnity).

6.~~7~~8	The Company shall be allowed to indemnify any Office Holder retroactively in the broadest manner permitted pursuant to the Companies Law.

6.~~8~~9
 The Compensation Policy in no way diminishes the validity of previous ~~decisions~~ undertakings to issue indemnity reached in the Company in conformity with the law ~~regarding the granting of an advance undertaking of indemnity~~.

Release

6.~~9~~10
The Company shall be allowed to grant a release from liability in advance to the Company’s Office Holders in respect of a breach of a duty of care towards the Company pursuant to any law, including Office Holders of the Company who themselves are, or their relatives are, the controlling shareholder, subject to the receipt of the approvals required by law. A release from the duty of care shall not apply in relation to a decision or transaction that a controlling shareholder or any Office Holder in the Company (including another Office Holder than the Office Holder being granted the release) has a personal interest.

~~7.~~	~~Immaterial amendment to Terms of Office~~

~~An amendment to Terms of Office that is immaterial relative to an existing engagement may be approved solely by the Compensation Committee. Insofar as such amendment relates to a quantitative value, then, for the purposes of this clause 7., an amendment at a threshold of up to 5% (in real terms) relative to all of the Office Holder’s Terms of Office and Employment for that report year, shall be deemed an immaterial amendment; however, an immaterial amendment to Terms of Office relating to an existing engagement of an Office Holder who is subordinate to the CEO does not require the Compensation Committee’s approval, but rather, only the CEO’s approval, provided that the Terms of Office comply with the Compensation Policy. Insofar as the amendment does not relate to a quantitative value, the materiality of the amendment shall be examined on its merits and its intrinsic nature.~~

~~8~~7.	Compensation pursuant to previously approved remuneration agreements

The Compensation Policy does not serve to adversely affect existing agreements between the Company and its Office Holders and employees and it was not formulated to prejudice an existing compensation of any of the Office Holders of the Company, on which the Office Holders have relied during their employment by the Company. The Company shall abide by all existing arrangements that were in effect on the inception date of ~~Amendment 20 to~~ the Companies Law (Amendment no. 20) (“Amendment 20”) and/or on the date of approval of this Policy, and for as long as these agreements shall remain in effect. Any existing Compensation (including Bonuses), where the granting thereof and the method used to determine it are not discretionary (such as a Bonus deriving from predefined quantitative targets or calculated according to the period of employment), is not subject to approvals according to this Compensation Policy or Amendment 20; any existing Compensation where the granting thereof is discretionary (such as a Bonus being awarded in recognition of overall contribution to the Company) shall require approval as required pursuant to the Companies Law.

~~9~~8.	Returns of a Bonus

In the event that an Office Holder of the Company has been paid sums on the basis of data that were subsequently discovered to be materially erroneous and were restated in the Company’s financial statements within 12 quarters of the payment date to an Office Holder, the said Office Holder shall be obligated to return them to the Company, subject to the Company’s demand and within a timeframe to be determined by the Compensation Committee and Board of Directors, or the Company shall be obligated to pay to the Office Holder (as the case may be), the difference between the sum actually paid and the sum to which the Office Holder had originally been entitled (net, without deducted taxes), according to the aforesaid restatement. Without derogating from the general purport of that stated above, the Company shall be allowed to deduct and/or offset sums as stated, in a lump sum and/or in installments, from any sum available to and/or credited to the Office Holder.

~~10.~~	~~Control principles, reporting and correction of deviations~~

~~10.1~~	~~The Company shall comply with every existing and future provision of law pertaining to the Compensation Policy of the Company’s Office Holders.~~

~~10.2~~
~~Any deviation or variance from the Compensation Policy specified in this document or from the principles therein shall be approved by the Compensation Committee and subsequently, by the Company’s Board of Directors, or in some other manner that conforms to the requirements of the Companies Law.~~

~~10.3~~
~~At least once a year, when the annual Compensation is about to be given to the Office Holders, the Company’s CEO or any delegate on his behalf shall submit a report to the Compensation Committee and to the Company’s Board of Directors about the Compensation given to each of the Office Holders, and refer to the Compensation guidelines defined for each Office Holder, the percentage at which targets were achieved and the calculation of the sums.~~

~~10.4~~	~~The Company’s V.P., Human Resources and the CFO shall verify that the payment in respect of each Office Holder’s compensation complies with the guidelines specified in this document.~~

~~10.5~~
~~At least once every three years, the Company’s Internal Auditor shall prepare a special report on the Company’s compliance with the Compensation Policy as set by the Company’s Board of Directors. The Internal Auditor shall submit his report on the implementation of the Compensation Policy as required pursuant to the Companies Law (to the Chairman of the Board of Directors, to the CEO and to the Chairman of the Company’s Audit Committee). Insofar as such report shall show that the Company deviated from the Compensation Policy approved by the Company’s Compensation Committee and Board of Directors, the Internal Auditor’s report shall also be submitted for immediate discussion by the Compensation Committee and by the Board of Directors of the Company.~~

Annex “C”

Last updated and approved on September 28, 2016
Articles of Association
of
Partner Communications Company Ltd.

Table of Contents

Chapter One - General	C - 3
1.	Definitions and Interpretation	C - 3
2.	Public Company	C - 5
3.	The Purpose of the Company	C - 5
4.	The Objectives of the Company	C - 5
5.	Limited Liability	C - 5
Chapter Two - The Share Capital of the Company	C - 6
6.	Share Capital	C - 6
7.	The Issuance of Shares and Other Equity Securities	C - 6
8.	Calls for Payment	C - 7
9.	The Shareholder Registers of the Company and the Issuance of Share Certificates	C - 8
10.	Transfer of Shares of the Company	C - 9
10A.	Limitations on Transfer of Shares	C - 11
10B.	Required Minimum Holdings	C - 13
11.	Bearer Share Certificate	C - 13
12.	Pledge of Shares	C - 13
13.	Changes in the Share Capital	C - 14
Chapter Three - General Meetings	C - 16
14.	The Authority of the General Meeting	C - 16
15.	Kinds of General Meetings	C - 17
16.	The Holding of General Meetings	C - 18
17.	The Agenda of General Meetings	C - 19
18.	Discussions in General Meetings	C - 20
19.	Voting of the Shareholders	C - 21
20.	The Appointment of a Proxy	C - 24
21.	Deed of Vote, Voting Via the Internet	C - 25
Chapter Four - The Board of Directors	C - 26
22.	The Authority of the Board of Directors	C - 26
23.	The Appointment of Directors and the Termination of Their Office	C - 27
24.	Actions of Directors	C - 32
25.	Committees of the Board of Directors	C - 34
25A.	Committee for Security Matters	C - 35
25B.	Approval of Certain Related Party Transactions	C - 37
26.	Chairman of the Board of Directors	C - 37
Chapter Five - Office Holders who are not Directors and the Auditor		C - 38

27.	The General Manager	C - 38
28.	The Corporate Secretary, Internal Controller and Other Office Holders of the Company	C - 41
29.	The Auditor	C - 41
Chapter Six - The Share Capital of the Company and its Distribution	C - 42
30.	Permitted Distributions	C - 42
31.	Dividends and Bonus Shares	C - 43
32.	The Acquisition of Shares	C - 46
Chapter Seven - Insurance, Indemnification and Release of Officers	C - 47
33.	Insurance of Office Holders	C - 47
34.	Indemnification of Office Holders	C - 48
35.	Release of Office Holders	C - 49
35A.	Certain Legal Amendments	C - 50
Chapter Eight - Liquidation and Reorganization of the Company	C - 50
36.	Liquidation	C - 50
37.	Reorganization	C - 51
Chapter Nine - Miscellaneous	C - 51
38.	Notices	C - 51
Chapter 10 - Intentionally Deleted	C - 52
39.	Intentionally Deleted	C - 52
40.	Intentionally Deleted	C - 52
41.	Intentionally Deleted	C - 52
42.	Intentionally Deleted	C - 52
Chapter 11 - Compliance with the License/ Limitations on Ownership and Control	C - 52
43.	Compliance	C - 52
44.	Limitations on Ownership and Control	C - 53
45.	Cross Ownership and Control	C - 57

Chapter One - General

1.	Definitions and Interpretation

1.1.	The following terms in these Articles of Association bear the meaning appearing alongside them below:

Articles of Association	The Articles of Association of the Company, as set forth herein or as amended, whether explicitly or pursuant to any Law.
Business Day	Sunday to Thursday, inclusive, with the exception of holidays and official days of rest in the State of Israel.
Companies Law	The Companies Law, 1999, as amended.
Companies Ordinance	The Companies Ordinance [New Version], 1983, as amended.
Companies Regulations Company	Regulations issued pursuant to the Companies Ordinance or Companies Law. Partner Communications Company Ltd.
Deed of Authorization	As specified in Article 20 of these Articles.
Director	A Director of the Company in accordance with the definition in Section 1 of the Companies Law, including an Alternate Director or an empowered representative.
Document
A printout and any other form of written or printed words, including documents transmitted in writing, via facsimile, telegram, telex, e–mail, on a computer or through any other electronic instrumentation, producing or allowing the production of a copy and/or an output of a document.

Founding Shareholder	A “founding shareholder or its substitute” as defined in Section21.8 of the License.
~~Founding Israeli Shareholder~~	~~A Founding Shareholder who also qualifies as an “Israeli Entity” as defined for purposes of Section 22A of the License.~~
Financial Statements	The balance sheet, profit and loss statement, statement of changes in the share capital and cash flow statements, including the notes attached to them.
Law	The provisions of any law (“din”) as defined in the Interpretation Law, 1981.

License
The Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, and the permit issued by the Ministry of Communications dated April 7, 1998, as amended.

Linkage
Payments with respect to changes in the Israeli consumer price index or the representative exchange rate of NIS vis-a-vis the U.S. dollar, as published by the Bank of Israel, or any other rate which replaces such rate.

Minimum Founding Shareholders Holding	The minimum shareholding in the Company required to be held by Founding Shareholders pursuant to Section 22A.1 of the License.
~~Minimum Israeli Holding~~	~~The minimum shareholding in the Company required to be held by Founding Israeli Shareholders pursuant to Section 22A.2 of the License.~~
NIS	New Israeli Shekel
Office Office Holder	The registered office of the Company. An office holder of the Company in accordance with the definition of "nose misra" in Section 1 of the Companies Law.

Ordinary Majority	A simple majority of the shareholders who are entitled to vote and who voted in a General Meeting in person, by means of a proxy or by means of a deed of voting.
~~Qualified Israeli Director~~
~~A director who at all times (i) is a citizen of Israel and resident in Israel, (ii) qualifies to serve as a director under applicable law, (iii) qualifies as a Director with Clearance as defined in section 25A, and (iv) is appointed to the Board of Directors of the Company pursuant to section 23.2.6 of these Articles.~~

Record Date
The date on which a shareholder must be registered as a Shareholder in the Shareholders Register in order to receive the right to participate in and vote at an upcoming general meeting of Shareholders.

Securities	Shares, bonds, capital notes or securities negotiable into shares and certificates, conferring a right in such securities, or other securities issued by the Company.
Securities Law	The Securities Law, 1968, as amended.
Securities Regulations	Regulations issued pursuant to the Securities Law.
Shares	shares in the share capital of the Company.
Shareholder	Anyone registered as a shareholder in the Shareholder Register of the Company and any other shareholder of the Company.
Shareholders Register	the Company’s Shareholders Register.
Special Majority	A majority of at least three quarters of the votes of shareholders who are entitled to vote and who voted in a general meeting, in person, by means of a proxy or by means of a deed of voting.

1.2.
The provisions of Sections 3 through 10 of the Interpretation Law, 1981, shall also apply to the interpretation of these Articles of Association, mutatis mutandis, unless the context otherwise requires.

1.3.
Except as otherwise provided in this Article, each word and expression in these Articles of Association shall have the meaning given to it in accordance with the Companies Law, and to the extent that no meaning is attached to it in the Companies Law, the meaning given to it in the Companies Regulations, and if they lack reference thereto, as stated, the meaning given to it in the Securities Law or Securities Regulations, and in the absence of any meaning, as stated, the meaning given to it in another Law, unless it contradicts the relevant provision or its contents.

2.	Public Company

The Company is a public company.

3.	The Purpose of the Company

The purpose of the Company is to operate in accordance with business considerations to generate profits; provided, however, the Board of Directors is entitled to donate reasonable amounts to worthy causes, even if such a donation is not within the framework of business considerations, as stated.

4.	The Objectives of the Company

The Company shall engage in any legal business.

5.	Limited Liability

The liability of the Shareholders of the Company is limited, each one up to the par value of the Shares allotted to him which remains unpaid, and only to that amount. In any event, if the Company’s share capital shall include at any time Shares without a nominal value, the Shareholders’ liability in respect of such Shares shall be limited to the payment of up to NIS 0.01 for each such Share allotted to them and which remains unpaid, and only to that amount.

Chapter Two - The Share Capital of the Company

6.	Share Capital

6.1.	The authorized share capital of the Company is NIS 2,350,000, divided into 235,000,000 ordinary shares at a par value of NIS 0.01 each (hereinafter: the “Ordinary Shares”).

6.2.	Each Ordinary Share shall confer upon its holder the right to receive notices of, and to attend and vote in, general meetings, and to one vote for each Ordinary Share held by him.

6.3.
Each class of Shares shall also confer equal rights to each holder in the class with respect to the amounts of equity which were paid or credited as paid with respect to their par value, in all matters pertaining to dividends, the distribution of bonus shares and any other distribution, return of capital and participation in the distribution of the balance of the assets of the Company upon liquidation.

6.4.	The provisions of these Articles of Association with respect to Shares, shall also apply to other Securities issued by the Company, mutatis mutandis.

7.	The Issuance of Shares and Other Securities

7.1.
The Board of Directors of the Company may issue Shares and other equity Securities of the Company, up to the limit of the registered share capital of the Company. In the event that the share capital of the Company includes several classes of Shares and other equity Securities, no shares and other equity Securities shall be issued above the limit of the registered share capital for its class.

7.2.	The Board of Directors of the Company may issue redeemable Securities, having such rights and subject to such conditions as will be determined by the Board of Directors.

7.3.
Subject to the provisions of these Articles of Association, the Board of Directors may allot Shares and other Securities according to such stipulations and conditions, at par value or by way of a premium, as it deems fit.

7.4.
The Board of Directors may decide on the issuance of a series of bonds or other debt securities within the framework of its authority or to take a loan on behalf of the Company and within the limits of the same authority.

7.5.
The Shareholders of the Company at any given time shall not have any preemption right or priority or any other right whatsoever with respect to the acquisition of Securities of the Company. The Board of Directors, in its sole discretion, may decide to offer Securities of the Company first to existing Shareholders or to any one or more of them.

7.6.
The Company is entitled to pay a commission (including underwriting fees) to any person, in consideration for underwriting services, or the marketing or distribution of Securities of the Company, whether reserved or unreserved, as determined by the Board of Directors. Payments, as stated in this Article, may be paid in cash or in Securities of the Company, or partly in one manner and partly in another manner.

8.	Calls of Payment

8.1.
In the event that according to the terms of a Share allotment, there is no fixed date for the payment of any part of the price that is to be paid for the Shares, the Board of Directors may issue from time to time calls of payment to the Shareholders with respect to the moneys which were not yet paid by them in relation to the Shares (hereinafter: “Calls of Payment” or a “Call of Payment”, as the case may be).

8.2.
A Call of Payment shall set a date, which will not be earlier than thirty days from the date of the notice, by which the amount indicated in the Call of Payment must be paid, together with interest, Linkage and expenses incurred in consequence of the non–payment, according to the rates and amounts set by the Board of Directors. The notice shall further specify that in the event of a failure to pay within the date fixed, the Shares in respect of which payment or the rate is required may be forfeited. In the event that a Shareholder fails to meet any of its obligations, under a Call of Payment, the Share in respect of which said notice was issued pursuant to the resolution of the Board of Directors may be forfeited at any time thereafter. The forfeiture of Shares shall include the forfeiture of all the dividends on same Shares which were not paid prior to the forfeiture, even if such dividends were declared.

8.3.
Any amount, which according to the terms of a Share allotment, must be paid at the time of issuance or at a fixed date, whether at the par value of the Share or at a premium, shall be deemed for the purposes of these Articles of Association to be combined in a duly issued Call of Payment. In the event of non-payment of any such amount, all the provisions of these Articles of Association shall apply with respect to such an amount, as if a proper Call of Payment has been made and an appropriate notice thereof was given.

8.4.	The Board of Directors, acting reasonably and in good faith, may differentiate among Shareholders with respect to amounts of Calls of Payment and/or their payment time.

8.5.	The joint holders of Shares shall be liable, jointly and severally, for the payment of Calls of Payment in respect of such Shares.

8.6.	Any payment for Shares shall be credited, pro rata, according to the par value of and according to the premium on such Shares.

8.7.	A Call of Payment may be cancelled or deferred to another date, as may be decided by the Board of Directors. The Board of Directors may waive any interest, Linkage and expenses or any part of them.

8.8.
The Board of Directors may receive from a Shareholder any payments for his Shares, in addition to the amount of any Call of Payment, and the Board of Directors may pay to the same Shareholder interest on amounts which were paid in advance, as stated above, or on same part of them, in excess of the amount of the Call of Payment, or to make any other arrangement with him which may compensate him for the advancement of the payment.

8.9.
A Shareholder shall not be entitled to a dividend or to his other rights as a Shareholder, unless he has fully paid the amounts specified in the Calls of Payment issued to him, together with interest, Linkage and expenses, if any, unless otherwise determined by the Board of Directors.

8.10.
The Board of Directors is entitled to sell, re-allot or transfer in any other manner any Share which was forfeited, in the manner it decides, with or without any amount paid on the Share or deemed as paid on it.

8.11.	The Board of Directors is entitled at all times prior to the sale, reallotment or transfer of the forfeited Share to cancel the forfeiture on the conditions it may decide.

8.12.
A person whose Shares have been forfeited shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which, up until the date of forfeiture, were due and payable by him to the Company in respect of the Shares, including interest, Linkage and expenses up until the actual payment date in the same manner as if the Shares were not forfeited, and shall be compelled to fulfill all the requirements and claims which the Company was entitled to enforce with respect to the Shares up until the forfeiture date, without any decrease or discount for the value of the Shares at the time of forfeiture. His liability shall cease only if and when the Company receives the full payment set at the time of allotment of the Shares.

8.13.	The Board of Directors may collect any Calls of Payment which were not paid on the forfeited Shares or any part of them, as it deems fit, but it is not obligated to do so.

8.14.
The forfeiture of a Share shall cause, as of the time of forfeiture, the cancellation of all rights in the Company and of any claim or demand against the Company with respect to that Share, and of other  rights and obligations of the Shareholder in respect of the Company, save as otherwise provided by Law.

9.	The Shareholder Registers of the Company and the Issuance of Share Certificates

9.1.
The Company shall maintain a Shareholder Register and a Register of Significant Shareholders, together with a notation of any Exceptional Holdings in accordance with the provisions set forth in Article 10A below, to be administered by the corporate secretary of the Company, subject to the oversight of the Board of Directors.

9.2.
A Shareholder registered in the Shareholders Register is entitled to receive from the Company, free of charge, within two months after an allotment or the registration of a transfer (unless the conditions of the allotment fix a different period) one or several certificates with respect to all the Shares of a certain class registered in his favor, which certificate must specify the number of the Shares, the class of the Shares and the amount paid for them and also any other detail deemed important by the Board of Directors. In the event a Share is held jointly, the Company shall not be obligated to issue more than one certificate for all the joint holders, and the delivery of such a certificate to any of the joint holders shall be viewed as if it was delivered to all of them.

9.3.
Each and every Share certificate shall be stamped with the seal or the stamp of the Company or bear the Company’s printed name, and shall also bear the signature of one Director and of the corporate secretary of the Company, or of two Directors or of any other person appointed by the Board of Directors for this purpose.

9.4.
The Company is entitled to issue a new Share certificate in place of an issued Share certificate which was lost or spoiled or corrupted, following evidence thereto and guarantees and indemnities, as may be required by the Company and the payment of an amount determined by the Board of Directors.

9.5.
Where two people or more are registered as joint holders of Shares, each of them is entitled to acknowledge the receipt of a dividend or other payments in connection with such jointly held Shares, and such acknowledgement of any one of them shall be good discharge of the Company’s obligation to pay such dividend or other payments.

10.	Transfer of Shares

10.1.
The Shares are transferable. The transfer of Shares shall not be registered unless the Company receives a deed of transfer (hereinafter: “Deed of Transfer”) or other proper Document or instrument of transfer. A Deed of Transfer shall be drawn up in the following manner or in any substantially similar manner or in any other manner approved by the Board of Directors.

Deed of Transfer

I, _________________, (hereinafter: “The Transferor”) of ____________, do hereby transfer to ___________ (hereinafter: “The Transferee”) of __________, for valuable consideration paid to me, _________ Share(s) having a par value of NIS 0.01 each, numbered ________ to ________ (inclusive), of Partner Communications Company Ltd. (hereinafter: the “Company”) to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said Share(s) subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this _____ day of _________, _____.

The Transferor                           The Transferee
Name: _______________          Name: _______________
Signature: ____________          Signature: ____________

Witness to the Signature of:
The Transferor                           The Transferee
Name: _____________              Name: _____________
Signature: ____________          Signature: ____________

10.2.
The transfer of Shares which are not fully paid, or Shares on which the Company has a lien or pledge, shall have no validity unless approved by the Board of Directors, which may, in its absolute discretion and without giving any reasoning thereto, decline the registration of such a transfer. The Board of Directors may deny a transfer of Shares as aforesaid and may also impose as a condition on the transfer of Shares as aforesaid an undertaking by the transferee to meet the obligations of the transferor with respect to the Shares or the obligations for which the Company has a lien or pledge on the Shares, signed by the transferee together with the signature of a witness, authenticating the signature of the transferee.

10.3.	The transfer of a fraction of a Share shall lack validity.

10.4.	A transferor of Shares shall continue to be regarded as the holder of the transferred Shares, until the name of the transferee of the Shares is registered in the Shareholder Register of the Company.

10.5.
A Deed of Transfer shall be filed with the Company’s office for registration, together with the Share Certificates for the Shares which are to be transferred (if such are issued) and also any other evidence which the Company may require with respect to the proprietary right of the transferor or with respect to his right to transfer the Shares. Deeds of Transfer which are registered shall remain with the Company. The Company is not obligated to retain the Deeds of Transfer and the Share Certificates, which may be cancelled, after the completion of a seven-year period from the registration of the transfer.

10.6.
A joint Shareholder may transfer his right in a Share. In the event the transferring Shareholder does not hold the relevant Share Certificate, the transferor shall not be obligated to attach the Share Certificate to the Deed of Transfer, so long as the Deed of Transfer shall indicate that the transferor does not hold the Share Certificate, that the right he has in the Shares therein is being transferred, and that the transferred Share is held jointly with others, together with their details.

10.7.	The Company may require payment of a fee for the registration of the transfer, at an amount or a rate determined by the Board of Directors from time to time.

10.8.	The Board of Directors may close the Shareholder Register for a period of up to thirty days in each calendar year.

10.9.
Subject to Article 10.10, upon the death of a Shareholder registered in the Shareholders Register, the Company shall recognize the custodians or administrators of the estate or executors of the will, and in the absence of such, the lawful heirs of such Shareholder, as the only holders of the right for the Shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors.

10.10.
In the event that a deceased Shareholder registered in the Shareholders Register held Shares jointly with others, the Company shall acknowledge each survivor as a joint Shareholder with respect to said Shares, unless all the joint holders in the Share notify the Company in writing, prior to the death of any of them, of their will that the provisions of this Article shall not apply to them. The foregoing shall not release the estate of such joint Shareholder of any obligation in relation to a Share which is held jointly.

10.11.
A person acquiring a right in Shares in consequence of being a custodian, administrator of the estate, the heir of a Shareholder registered in the Shareholders Register, a receiver, liquidator or a trustee in a bankruptcy of a Shareholder registered in the Shareholders Register or according to another provision of the Law, is entitled, after providing evidence to his right, to the satisfaction of the Board of Directors, to be registered as the Shareholder or to transfer such Shares to another person, subject to the provisions of these Articles of Association with respect to transfers.

10.12.
A person becoming entitled to a Share because of the death of a Shareholder registered in the Shareholders Register shall be entitled to receive, and to give receipts for, dividends or other payments paid or distributions made, with respect to the Share, but shall not be entitled to receive notices with respect to General Meetings of the Company or to participate or vote therein with respect to that Share, or to exercise any other right of such Shareholder, until he has been registered in the Shareholder Register as the holder of that Share.

10.13.	Intentionally Deleted

10A.	Limitations on Transfer of Shares

10A.1.
Exceptional Holdings shall be registered in the Register of Members (Shareholder Register) together with a notation that such holdings have been classified as “Exceptional Holdings”, immediately upon the Company’s learning of such matter.  Notice of such registration shall be sent by the Company to the registered holder of the Exceptional Holding and to the Minister of Communications.

10A.2.
Exceptional Holdings, registered in the manner set forth in Article 10A.1, shall not entitle the holder to any rights in respect to his holdings, and such holdings shall be considered “Dormant Shares” within the meaning of Section 308 of the Companies Law, except, however, that the holder of such shares shall be entitled to receive dividends and other distributions to shareholders (including the right to participate in a rights offering calculated on the basis of Means of Control of the Company (as defined in the License), provided, however, that such additional holdings shall be considered Exceptional Holdings).  Therefore, any action taken or claim made on the basis of a right deriving from an Exceptional Holdings shall have no effect, except for the receipt of dividends or other distribution as stated above.

Without derogating from the above:

10A.2.1
A Shareholder participating in a vote of the General Meeting will certify to the Company prior to the vote or, if the vote is by Deed of Vote, on the Deed of Vote, as to whether or not his holdings in the Company or his vote require consent pursuant to Sections 21 and 23 to the License; in the event the shareholder does not provide notification as aforesaid, he shall not vote and his vote shall not be counted.

10A.2.2
No Director shall be appointed, elected or removed on the basis of Exceptional Holdings.  In the event a Director is appointed, elected or removed from his position as a Director as set forth above, such appointment, election or removal shall have no effect.

10A.2.3	Exceptional Holdings shall have no voting rights at a General Meeting of the Company.

For the purposes of this Article 10A, “Exceptional Holdings” means the holdings of Traded Means of Control held without the consent of the Minister of Communications pursuant to Section 21 to the License or as a result of a breach of the provisions of Section 23 to the License, and all holdings of a holder of Traded Means of Control who acted contrary to the provisions of Section 24 to the License; and as long as the consent of the Minister of Communications  is required but has not been obtained pursuant to Section 21 to the License, or the circumstances exist which constitute a violation of the provisions of Sections 23 or 24 to the License.

For the purposes of this Article 10A, “Traded Means of Control” means Means of Control (as defined in the License) including Global or American Depositary Shares (GDRs or ADRs) or similar certificates, registered for trade on a securities exchange in Israel or abroad or which have been offered to the public in connection with a prospectus, and are held by the public in Israel or abroad.

10A.3.	The provisions of Article 10A shall not apply to those who were Shareholders of the Company on the eve of the first registration of the Company's Shares for trade.

10B.       Required Minimum Holdings
10B.1.
Our License requires that Founding Shareholders hold Shares constituting at least the Minimum Founding Shareholders Holding ~~and that Founding Israeli Shareholders hold Shares constituting at least the Minimum Israeli Holding.~~

10B.2.
Shares held by Founding Shareholders, to the extent such Shares constitute all or a portion of the Minimum Founding Shareholders Holding, shall be registered directly in the name of the Founding Shareholder in the shareholder register of the Company, with a note indicating that such Shares are “Minimum Founding Shareholders Shares.” ~~Minimum Founding Shareholders Shares that are held by Founding Israeli Shareholders, to the extent such Shares constitute all or a portion of the Minimum Israeli Holding, shall also be recorded in the shareholder register with a note indicating that such Shares are “Minimum Israeli Holding Shares".~~

10B.3.
No transfer by a Founding Shareholder of Minimum Founding Shareholder Shares ~~or by a Founding Israeli Shareholder of Minimum Israeli Holding Shares~~ shall be recorded in the Company’s shareholder register, or have any effect, unless the Company’s Secretary shall have received written confirmation from the Ministry of Communications that the transfer complies with section 21.8 of the License. The Company Secretary may, in his or her discretion, refer any question in connection with the recording of Minimum Founding Shareholders Shares ~~or Minimum Israeli Holding Shares~~, or their transfer, to the Company’s audit committee whose decision shall be binding on the Company. As a condition to any transfer of Minimum Founding Shareholders Shares or ~~Minimum Israeli Holding Shares~~, the transferee shall be required to deliver to the Company’s Secretary (a) a share transfer deed that includes an undertaking by the transferee to comply with all requirements of section 22A of the License and (b) all information requested with respect to the transferee’s qualification as a Founding Shareholder ~~and/or a Founding Israeli Shareholde~~r.

11.	Bearer Share Certificate

The Company shall not issue bearer Share Certificates which grant the bearer rights in the Shares specified therein.

12.	Pledge of Shares

12.1.
The Company shall have a first degree pledge on, and a right to create a lien on, all Shares which are not fully paid and registered in the name of any Shareholder, and the proceeds of their sale, with respect to moneys (which payment time is due or not) whose payment was already called or are to be paid up within a fixed time. Furthermore, the Company shall have a first degree pledge right on all the Shares (other than Shares which were fully paid) registered in the name of any Shareholder to secure the payment of moneys which are due from him or from his property, whether with respect to his own debts or debts jointly with others. The said pledge shall also apply to dividends, declared from time to time, with respect to these Shares.

12.2.
For purposes of the realization of any such pledge and or lien, the Board of Directors is entitled to sell the Shares which are the subject of the pledge or lien, or any part of them, as it deems fit. No sale, as aforesaid, shall be carried out, until the date fixed for the payment has passed and a notice in writing was transferred to same Shareholder with respect to the intention of the Company to sell them, on condition that the amounts were not paid within fourteen days after the notice.

12.3.
The proceeds of any such sale, after deduction for the payment of the sale expenses, shall serve for the covering of the debts or obligations of said Shareholder, and the balance (if any) shall be paid to him.

12.4.
In the event that a sale of Shares was carried out pursuant to the realization of a pledge or a lien, pursuant to the presumptive authority conferred above, the Board of Directors is entitled to register such Shares in the Shareholder Register in favor of the buyer, and the buyer shall not be under the obligation to examine the fitness of such actions or the manner in which the purchase price paid for such Shares was used. After the said Shares are registered in the Shareholder Register in favor of the buyer, no person shall have the right to object to the validity of the sale.

13.	Changes in the Share Capital

The General Meeting is entitled to take any of the following actions at all times, so long as the resolution of the General Meeting is adopted by a Special Majority.

13.1.	Increasing the Share Capital

To increase the share capital of the Company, regardless of whether all the Shares registered at such a time were issued or not. The increased share capital shall be divided into Shares having ordinary rights or preference rights or deferred rights or other special rights (subject to the special rights of an existing class of Shares) or subject to conditions and restrictions with respect to entitlement to dividend, return of capital, voting or other conditions, as may be instructed by the General Meeting in a resolution with respect to the increase of the share capital, and in the absence of a special provision, according to the terms determined by the Board of Directors.

13.2.	Classes of Shares

To divide the share capital of the Company into various classes of Shares, and to set and change the rights attaching to each class of Shares, according to the conditions specified below:

13.2.1.
So long as it was not otherwise set in the Share allotment conditions, the rights of any class may be changed pursuant to a resolution of the General Meeting of the Shareholders of each class of Shares, separately, or upon the written consent of all the Shareholders of all classes.

13.2.2.
The rights conferred on the holders of Shares of a certain class shall not be deemed to have been changed as a result of the creation or allotment of other Shares having identical rights, unless it was otherwise stipulated in the allotment conditions of said Shares.

13.3.	Amalgamation and Redivision of the Share Capital

To amalgamate and redivide the share capital of the Company, entirely or partially, into Shares having a higher or lesser par value than that stated in these Articles of Association. In the event that in consequence of such amalgamation, there are Shareholders left with fractions of Shares, the Board of Directors if approved by the Shareholders at a General Meeting in adopting the resolution for amalgamation of the capital, may agree as follows:

13.3.1.
To sell the total of all the fractional shares and to appoint a trustee for this purpose, in whose name Share Certificates representing the fractions shall be issued, who will sell them, with the proceeds received after the deduction of commissions and expenses to be distributed to those entitled. The Board of Directors shall be entitled to decide that Shareholders who are entitled to proceeds which are below an amount determined by it, shall not receive the proceeds of the sale of the fractional shares, and their share in the proceeds shall be distributed among the Shareholders who are entitled to proceeds, in an amount greater than the amount that was determined, relative to the proceeds to which they are entitled;

13.3.2.
To allot to any Shareholder, who is left with a fractional Share following the amalgamation, Shares of the class of Shares prior to the amalgamation, which are fully paid, in such a number, the amalgamation of which together with the fractional Share shall complete a whole Share, and an allotment as stated shall be viewed as valid shortly before the amalgamation;

13.3.3.
To determine that Shareholders shall not be entitled to receive a Share in exchange for a fractional Share resulting from the amalgamation of a half or smaller fraction of the number of Shares, whose amalgamation creates a single Share, and they shall be entitled to receive a whole Share in exchange for a fractional Share, resulting from the amalgamation of more than a half of the number of Shares, whose amalgamation creates a whole Share.

In the event that an action pursuant to Articles 13.3.2 or 13.3.3 above requires the allotment of additional Shares, their payment shall be effected in a manner similar to that applicable to the payment of Bonus Shares. An amalgamation and redivision, as aforesaid, shall not be regarded as a change in the rights attaching to the Shares which are the subject of the amalgamation and redivision.

13.4.	Cancellation of Unissued Share Capital

To cancel registered share capital which has not yet been allotted, so long as the Company is not under an obligation to allot these Shares.

13.5.	The Division of the Share Capital

To divide the share capital of the Company, entirely or partially, into Shares having a lower par value than those stated in these Articles of Association, by way of dividing the Shares of the Company at such a time, entirely or partially.

13.6.	The provisions specified in this Article 13 shall also apply to other equity Securities of the Company, mutatis mutandis.

Chapter Three - General Meetings

14.	The Authority of the General Meeting

14.1.	Subjects within the authority of the General Meeting

The following matters shall require the approval of the General Meeting:

14.1.1.	Changes in the Articles of Association, if adopted by a Special Majority.

14.1.2.
The exercise of the authority of the Board of Directors, if resolved by a Special Majority that the Board of Directors is incapable of exercising its authority, and that the exercise of any of its authority is essential to the orderly management of the Company.

14.1.3.
The appointment or reappointment of the Company’s auditor, the termination or non-renewal of his service, and to the extent required by Law and not delegated to the Board of Directors, the determination of his fee.

14.1.4.	The appointment of Directors, including external Directors.

14.1.5.
To the extent required by the provisions of Section 255 of the Companies Law, the approval of actions and transactions with interested parties and also the approval of an action or a transaction of an Office Holder which might constitute a breach of the duty of loyalty.

14.1.6.	Changes in the share capital of the Company, if adopted by a Special Majority as set forth in Article 13 above.

14.1.7.	A merger of the Company, as defined in the Companies Law.

14.1.8.	Changes in the objectives of the Company as set forth in Article 4 above, if adopted by a Special Majority.

14.1.9.	Changes in the name of the Company, if adopted by a Special Majority.

14.1.10.	Liquidation, if adopted by a Special Majority.

14.1.11.	Settlements or Arrangements pursuant to Section 350 of the Companies Law.

14.1.12.	Any other matters which applicable Law requires to be dealt with at General Meetings of the Company.

14.2.	The authority of the General Meeting to transfer authorities between corporate organs.

The General Meeting, by a Special Majority, may assume the authority which is given to another corporate organ, and may transfer the authority which is given to the General Manager to the Board of Directors.

The taking or transferring of authorities, as aforesaid, shall be with regard to a specific issue or for a specific period of time not exceeding the required period of time under the circumstances, all as stated in the resolution of the General Meeting.

15.	Kinds of General Meetings

15.1.	Annual Meetings

A General Meeting shall be convened at least once a year, within fifteen months of the last general meeting. The meeting shall be held at the registered offices of the Company, unless otherwise determined by the Board of Directors. These General Meetings shall be referred to as “Annual Meetings”.

15.1.1.	An Annual Meeting shall be convened to discuss the following:

(One)	The Financial Statements and the Report of the Board of Directors, as of December 31st of the calendar year preceding the year of the annual meeting.

(Two)	The Report of the Board of Directors with respect to the fee paid to the Company’s auditor.

15.1.2.	The Annual Meeting shall be convened to also adopt resolutions on the following matters:

(One)	The appointment of Directors and the termination of their office in accordance with Article 23 below.

(Two)	The appointment of an auditor or the renewal of his office, subject to the provisions of Article 29 below.

15.1.3.	The Annual Meeting may discuss, and decide upon, any additional matter on the agenda of such meeting.

15.2.	Extraordinary Meetings

General Meetings of the Shareholders of the Company which are not convened in accordance with the provisions of Article 15.1 above, shall be referred to as “Extraordinary Meetings”. An Extraordinary Meeting shall discuss, and decide upon, any matter  (other than those referred to in Article 15.1.1 or 15.1.2),  for which the Extraordinary Meeting was convened.

15.3.	Class Meetings

The provisions of these Articles of Association with respect to General Meetings shall apply, mutatis mutandis, to meetings of a class of Shareholders of the Company.

16.	The Holding of General Meetings

16.1.	The Convening of the Annual Meeting

The Board of Directors shall convene Annual Meetings in accordance with the provisions of Article 15.1 above.

16.2.	The Convening of an Extraordinary Meeting

The Board of Directors may convene an Extraordinary Meeting, as it decides, provided, however, that it shall be obligated to convene an Extraordinary Meeting upon the demand of one of the following:

16.2.1.	Any two Directors or a quarter of the Directors, whichever is lower; or

16.2.2.
any one or more Shareholders, holding alone or together (i) at least 5% of the issued share capital of the Company and at least 1% of the voting rights of the Company; or (ii) at least 5% of the voting right of the Company.

16.3.	Date of Convening an Extraordinary Meeting Upon Demand

The Board of Directors, which is required to convene a general meeting in accordance with Article 16.2 above shall announce the convening of the General Meeting within twenty-one (21) days from the receipt of a demand in that respect, and the date fixed for the meeting shall not be more than thirty-five (35) days from the publication date of the announcement of the General Meeting.

In the event that the Board of Directors shall not have convened an Extraordinary Meeting, as required in this Article, those demanding its convening or half of the Shareholders which demand it subject to Article 16.2.2, are entitled to convene the meeting themselves, so long as it is convened within three months from the date on which the demand was filed, and it shall be convened, inasmuch as possible, in the same manner by which meetings are convened by the Board of Directors. In the event that a General Meeting is convened as aforesaid, the Company shall bear the reasonable costs and expenses incurred by those demanding it.

16.4.	Notice of Convening a General Meeting

Notice of a General Meeting shall be sent to each registered Shareholder in the Shareholders Register of the Company as of the Record Date set by the Board of Directors for that meeting, no later than five (5) days after that Record Date, unless a different notice time is required by Law and cannot be altered or waived in the Company’s Articles of Association.

A General Meeting may be convened following a shorter notice period, if the written consent of all the Shareholders who are entitled at such time to receive notices has been obtained. A waiver by a Shareholder can also be made in writing after the fact and even after the convening of the General Meeting.

16.5.	Contents of the Notice

Subject to the provisions of any Law, a notice with respect to a general meeting shall specify the agenda of the meeting, the location, the proposed resolutions and also the arrangements for voting by means of a Deed of Vote or a Deed of Authorization, and the requirements of Article 10A.2.1.

Any notice to be sent to the Shareholders registered in the Shareholders Register shall also include a draft of the proposed resolutions or a concise description of their particulars.

17.	The Agenda of General Meetings

17.1.
The agenda of the General Meeting shall be determined by the Board of Directors and shall also include issues for which an Extraordinary Meeting is being convened in accordance with Article 15.2 above, or demanded in accordance with Article 17.2 below.

17.2.
One or more Shareholders holding alone or in the aggregate, one percent or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting to be convened in the future. The Board of Directors shall incorporate such issue on the agenda of such a future general meeting, provided that the Board of Directors determines, in its discretion, such issue is suitable to be discussed in the General Meeting of the Company.

17.3.	The General Meeting shall only adopt resolutions on issues which are on its agenda.

17.4.
So long as it is not otherwise prescribed by Law, the General Meeting is entitled to accept or reject a proposed resolution which is on the agenda of the General Meeting, the draft or concise description of the particulars of which were published by the Company, including slight alterations, however, it is not entitled to take a resolution, which is materially different than the proposed resolution, unless permitted under applicable Law.

18.	Discussions in General Meetings

18.1.	Quorum

No discussion shall be held in the General Meeting unless a lawful quorum is present.  Subject to the requirements of the applicable Law in force at the time these Articles of Association come into force, the Nasdaq Corporate Governance Rules and any other exchange on which the Company’s securities are or may become quoted or listed, and the provisions of these Articles, any two Shareholders, present by themselves or by means of a proxy, or who have delivered to the Company a Deed of Voting indicating their manner of voting, and who hold or represent at least one-third of the voting rights in the Company shall constitute a lawful quorum. A Shareholder or his proxy, who may also serve as a proxy for other Shareholders, shall be regarded as two Shareholders or more, in accordance with the number of Shareholders he is representing.

18.2.	Deferral of the General Meeting in the Absence of Lawful Quorum

In the event that a legal quorum is not present after the lapsing of 30 minutes from the time specified in the convening notice for the commencement of the meeting, the meeting may be adjourned to the same day of the following week (or the first business day thereafter) at the same time and venue, or to another time and venue, as determined by the Board of Directors in a notice to the Shareholders, and the adjourned meeting shall discuss the same issues for which the original meeting was convened. If at the adjourned meeting, a legal quorum is not present after the lapsing of 30 minutes from the time specified for the commencement of the meeting, then and in such event one or more Shareholders holding or representing in the aggregate at least 10% of the voting rights in the Company, shall be deemed to form a proper quorum, except as specified in Section 79(b) of the Companies Law.

18.3.	The Chairman of the General Meeting

The chairman of the Board of Directors (if appointed) shall preside at each General Meeting. In the absence of the chairman, or if he fails to appear at the meeting within 15 minutes after the time fixed for the meeting, the Shareholders present at the meeting shall choose any one of the Directors of the Company as the chairman, and if there is no Director present at the meeting, one of the Shareholders shall be chosen to preside over the meeting. The chairman shall not have an additional vote or casting vote.

18.4.	Adjourned Meeting

18.4.1.
Upon adoption of a resolution at a General Meeting at which a lawful quorum is present, the chairman may, and upon demand of the General Meeting shall, adjourn the General Meeting, the discussion or the adoption of a resolution on an issue detailed on the Agenda, from time to time and from venue to venue, as the meeting may decide (for the purpose of this Article: an “Adjourned Meeting”).

18.4.2.
In the event that a meeting is adjourned for more than twenty one days, a notice of the Adjourned Meeting shall be given in the same manner as the notice of the original meeting. With the exception of the aforesaid, a Shareholder shall not be entitled to receive notice of an Adjourned Meeting or of the issues which are to be discussed in the Adjourned Meeting. The Adjourned Meeting shall only discuss issues that were on the Agenda of the General Meeting which was adjourned with respect to which no resolution was adopted. The provisions of Articles 17.1, 17.2 and 17.3 of the Articles of Association shall apply to an Adjourned Meeting.

19.	Voting of the Shareholders

19.1.	Resolutions

In any General Meeting, a proposed resolution shall be adopted if it receives an Ordinary Majority, or any other majority of votes set by Law or in accordance with these Articles of Association. For the avoidance of doubt, any proposed resolution requiring a Special Majority under the Companies Ordinance shall continue to require the same Special Majority even after the effective date of the Companies Law.

In the event of a tie vote, the resolution shall be deemed rejected.

19.2.	Checking Majority

19.2.1.
The checking of the majority shall be carried out by means of a count of votes, at which each Shareholder shall be entitled to vote in each case in accordance with rights fixed for such Shares, subject to Articles 10A above and Article 44 below. A Shareholder shall be entitled to a single vote for each share he holds which is fully paid or that Calls of Payment in respect of which was fully paid.

19.2.2.	The announcement of the chairman that a resolution in the General Meeting was adopted or rejected, whether unanimously or with a specific majority, shall be regarded as prima facie evidence thereof.

19.3.	Written Resolutions

Subject to the provisions of applicable Law, a written resolution signed by all of the Shareholders of the Company holding Shares which entitle their holders to participate in General Meetings of the Company and vote therein, or of the same class of Shares to which the resolution refers, as the case may be, shall be regarded as a valid resolution for all purposes, and as a resolution adopted at a General Meeting of the Company or at a class meeting of the relevant class of Shares, as the case may be, which was properly summoned and convened, for the purpose of adopting such a resolution.

Such a resolution could be stated in several copies of the same document, each of them signed by one Shareholder or by several Shareholders.

19.4.	Record Date For Participation and Voting

The Record Date shall be set by the Board of Directors, or by a person or persons authorized by the Board of Directors, in accordance with applicable Law.

19.5.	A Right to Participate and Vote

A Shareholder shall not be entitled to participate and vote in any General Meeting or to be counted among those present, so long as (i) he owes the Company a payment which was called for the Shares held by him, unless the allotment conditions of the Shares provide otherwise, and/or (ii) his holdings are registered in the Shareholder Register together with a notation that such holdings have been classified as Exceptional Holdings, as defined in Article 10A or Affected Shares, as defined in Article 44.

19.6.	Personal Interest in Resolutions

A Shareholder seeking to vote with respect to a resolution which requires that the majority for its adoption include at least a specified majority of the votes of all those not having a personal interest (as defined in the Companies Law) in the resolution shall notify the registered office of the Company at least seventy two hours prior to the time of the General Meeting, whether he has a personal interest in the resolution or not, as a condition for his right to vote and be counted with respect to such resolution.

A Shareholder voting on a resolution, as aforesaid, by means of a Deed of Vote, may include his notice with regard to his personal interest on the Deed of Vote.

19.7.	The Disqualification of Deeds of Vote and Deed of Authorization

Subject to the provisions of applicable Law, the corporate secretary of the Company may, in his discretion, disqualify Deeds of Vote and Deeds of Authorization and so notify the Shareholder registered in the Shareholders Register who submitted a Deed of Vote or Deeds of Authorization in the following cases:

19.7.1.	If there is a reasonable suspicion that they are forged;

19.7.2.	If there is a reasonable suspicion that they are falsified, or given with respect to Shares for which one or more Deeds of Vote or Deeds of Authorization have been given and not withdrawn; or

19.7.3.
If there is no note on the Deed of Vote or Deed of Authorization as to whether or not his holding in the Company or his vote require the consent of the Minister of Communications pursuant to Sections 21 and 23 to the License.

19.7.4.	With respect to Deeds of Vote:

(One)	If more than one choice is marked for the same resolution; or

(Two)
With respect to resolutions which require that the majority for their adoption includes a specified majority of the votes of those not having a personal interest in the approval of the resolution, where it was not marked whether the relevant Shareholder has a personal interest or not, as aforesaid.

Any Shareholder registered in the Shareholders Register shall be entitled to appeal on any such disqualification to the Board of Directors at least one business day prior to the relevant General Meeting.

19.8.	The Voting of a Person without Legal Capacity

A person without legal capacity is entitled to vote only by means of a trustee or a legal custodian.

19.9.	The Voting of Joint Holders of a Share

Where two or more Shareholders registered in the Shareholders Register are registered joint holders of a Share, only the first named joint holder shall vote, without taking into account the other registered joint holders of the Share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

19.10.	Minutes of the General Meeting

The chairman of the General Meeting shall cause that the minutes of each General Meeting shall be properly maintained and shall include the following:

19.10.1.	The name of each Shareholder registered in the Shareholders Register present in person, by Deed of Vote or by proxy and the number of Shares held or represented by him;

19.10.2.	The principal issues of the discussion, all the resolutions which were adopted or rejected at the General Meeting, and if adopted - according to what majority.

20.	The Appointment of a Proxy

20.1.	Voting by Means of a Proxy

A Shareholder registered in the Shareholder Register is entitled to appoint by deed of authorization ("Deed of Authorization") a proxy to participate and vote in his stead, whether at a certain General Meeting or generally at General Meetings of the Company, whether personally or by means of a Deed of Vote, so long as the Deed of Authorization with respect to the appointment of the proxy was delivered to the Company at least seventy two hours prior to the time of the General Meeting.

In the event that the Deed of Authorization is not limited to a certain General Meeting, then the Deed of Authorization, which was deposited prior to a certain General Meeting, shall also be good for other General Meetings thereafter. This Article 20 shall also apply to a Shareholder which is a corporation, appointing a person to participate and vote in a General Meeting in its stead. A proxy is not required to be a Shareholder of the Company.

20.2.	The Draft of the Deed of Authorization

The Deed of Authorization shall be signed by the Shareholder and shall be in or substantially in the form specified below or any such other form acceptable to the Board of Directors of the Company. The corporate secretary, in his discretion, may accept a Deed of Authorization differing from that set forth below provided the changes are immaterial.

Without limiting the generality of the foregoing, the Company may send to the Shareholders prior to any General Meeting, a form of Deed of Authorization (approved by the corporate secretary) enabling shareholders to authorize specified persons to vote on the issues on the Agenda of such Meeting in accordance with the shareholders’ instructions.

The corporate secretary shall only accept either an original Deed of Authorization, or a copy of the Deed of Authorization which is certified as an original copy by a lawyer having an Israeli license or a notary.

Deed  of Authorization

Date: ________

To:	Partner Communications Company Ltd.
Attn.:	Corporate Secretary

Re: [Annual/Extraordinary] General Meeting of the Company
to be Held On __________________

I, the undersigned _________________, Identification No. / Registration No. _____________, of ________________, being the registered holder of ________1 Shares [Ordinary Shares having a par value of NIS 0.01, each], hereby authorize ___________, Identification No. ___________ 2 and/or ___________, Identification No. ___________ and/or ___________, Identification No. ___________ to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company / at any General Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below whether I have a Personal Interest3 in the pertinent resolution on the agenda: 4

Item No.	Subject of the Resolution	Yes[5]	No

Regarding the pertinent resolutions, why do I have a “Personal Interest” in the resolution?

I declare the following6:

☐
I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”).

☐
I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

----------------------- Signature

Date: _____________

Name (print):______________ Title:_______________

1 A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Shares of the Company held by him, so long as he shall not give Deeds of Authorization with respect to an aggregate number of Shares exceeding the total number he holds.
2 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.
3 The shareholder needs to provide details regarding the nature of the personal interest in the resolution, at the designated space after the table. “Personal Interest” is defined in Section 1 of the Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of said person's relative and of another entity in which said person or said person's relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company, including, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not.
4 If an X is not marked in either column, or if an X is marked in the "Yes" column for the pertinent item and the shareholder does not provide details, the authorization (and the vote thereunder) in respect of this item shall be disqualified.
5 The shareholder is required to provide details at the designated space below regarding the shareholder’s "Personal Interest" (with respect to the pertinent items).
6 If an X is not marked in either box, or if an X is marked in both boxes, this Deed of Authorization shall be disqualified. In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

20.3.
A vote in accordance with a Deed of Authorization shall be lawful even if prior to it, the appointer died or became incapacitated or bankrupt, or if it is a corporation – was liquidated, or if he cancelled the Deed of Authorization or transferred the Share in respect of which it was given, unless a notice in writing was received at the Office of the Company prior to the meeting with respect to the occurrence of such an event.

21.	Deed of Vote, Voting Via the Internet

21.1.
A Shareholder may vote in a General Meeting by means of a Deed of Vote (ktav hatba’ah) on any issue for which voting by Deed of Vote is required to be offered under applicable Law and on any other issue for which the Board of Directors has approved voting by Deed of Vote, either generally or specifically.  The form of the Deed of Vote shall be set by the corporate secretary or any one so authorized by the Board of Directors and may include additional matters, as determined by the corporate secretary or such authorized person.

21.2.	The Board of Directors may authorize Shareholder voting in a General Meeting via the Internet, subject to any applicable Law.

Chapter Four - The Board of Directors

22.	The Authority of the Board of Directors

22.1.	The authority of the Board of Directors is as specified both in the Law and in the provisions of these Articles of Association.

22.2.	Signature Authority and Powers of Attorney

22.2.1.
The Board of Directors shall determine the person(s) with authority to sign for and on behalf of the Company with respect to various issues. The signature of such person(s), appointed from time to time by the Board of Directors, whether generally or for a specific issue, whether alone or together with others, or together with the seal or the stamp of the Company or its printed name, shall bind the Company, subject to the terms and conditions set by the Board of Directors.

22.2.2.	The Board of Directors may set separate signature authorities with respect to different issues and different amounts.

The Board of Directors may, from time to time, authorize any person to be the representative of the Company with respect to those objectives and subject to those conditions and for that time period, as the Board of Directors deems fit. The Board of Directors may also grant any representative the authority to delegate any or all of the authorities, powers and discretion given to the Board of Directors.

22.3.	The Registered Office of the Company

The Board of Directors shall fix the location of the registered office of the Company.

23.	The Appointment of Directors and the Termination of Their Office

23.1.	The Number of Directors

The number of Directors in the Company shall not be less than seven (7) or more than seventeen (17).

23.2.	The Identity of a Director

23.2.1.	A member of the Board of Directors may hold another position with the Company.

23.2.2.	Intentionally Deleted

23.2.3.	Without derogating from the other provisions of these Articles of Association, a member of the Board of Directors shall comply with the provisions of Article 45 below.

23.2.4.
The Board of Directors shall include independent and/or external Directors required to comply with the applicable requirements of any Law, the Nasdaq Corporate Governance Rules and any other investment exchange on which the securities of the Company are or may become quoted or listed. The requirements of the Companies Law applicable to an external Director (Dahatz) shall prevail over the provisions of these Articles of Association to the extent these Articles of Associations are inconsistent with the Companies Law, and shall apply to the extent these Articles of Associations are silent.

~~23.2.5.~~
~~At least 10% of the members of the Board of Directors of the Company shall be comprised of Qualified Israeli Directors. Notwithstanding the above, if the board is comprised of up to 14 members, one Qualified Israeli Director shall be sufficient, and if the board is comprised of between 15 and 24 members, two Qualified Israeli Directors shall be sufficient.~~

~~23.2.6.~~
~~Notwithstanding any other provision of these Articles, a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company’s company secretary of his or her appointment or removal by Founding Israeli Shareholders in the following manner:~~

~~23.2.6.1.~~
~~In the event of receipt of such notice signed by at least two of the Founding Israeli Shareholders who are the record holders of more than 50% of Minimum Israeli Holding Shares, the person proposed thereby shall be appointed or removed (as the case will be) as the Qualified Israeli Director (without a need for a further notice).~~

~~23.2.6.2.~~
~~In the event that no notice signed by at least two of the Founding Israeli Shareholders who are the record holders of more than 50% of Minimum Israeli Holding Shares is so received, the Qualified Israeli Director shall be appointed by a notice signed by at least two of the Founding Israeli Shareholders, who hold in the aggregate the highest number of Minimum Israeli Holding Shares among the Founding Israeli Shareholders who sent such notices, as follows:~~

~~23.2.6.2.1~~
~~In the event that the Company so receives a notice proposing a person as a Qualified Israeli Director (the “Proposed Director”) signed by at least two of the Founding Israeli Shareholders who are not the record holders of more than 50% of Minimum Israeli Holding Shares, the Company shall send a notice (the “Company Notice”) regarding that Proposed Director to all the Founding Israeli Shareholders. Any Founding Israeli Shareholder may, within seven Business Days from receipt of the Company Notice, support the Proposed Director or propose an alternative person as the Qualified IsraeliDirector(an “Alternative Director”).~~

~~23.2.6.2.2~~
~~In the event that by the end of such seven Business Days period, the Company receives written notices supporting the Proposed Director, signed by at least two of the Founding Israeli Shareholders (for the avoidance of doubt, including in this Article 23.2 the shareholders who originally proposed such person), who are the record holders of more than 50% of Minimum Israeli Holding Shares, the Proposed Director shall be appointed as the Qualified Israeli Director (even if an Alternative Director was proposed).~~

~~23.2.6.2.3~~
~~In the event that by the end of such seven Business Days period, the Company receives written notices supporting the Proposed Director, signed by at least two of the Founding Israeli Shareholders, who are not the record holders of more than 50% of Minimum Israeli Holding Shares, and no Alternative Director was proposed, the Proposed Director shall be appointed as the Qualified Israeli Director.~~

~~23.2.6.2.4~~
~~In the event that by the end of such seven Business Days period, the Company receives written notices supporting the Proposed Director, signed by at least two of the Founding Israeli Shareholders, who are not the record holders of more than 50% of Minimum Israeli Holding Shares, and an Alternative Director was proposed by at least two of the Founding Israeli Shareholders, the Company shall send another notice (the “Second Company Notice”) regarding the Proposed Director and the Alternative Director(s) to all the Founding Israeli Shareholders. Any Founding Israeli Shareholder may, within  seven  Business  Days  from receipt of the Second Company Notice, support one person of the Proposed Director or the Alternative Director(s) so proposed for appointment as a Qualified Israeli Director. At the end of such (second) seven Business Days period, the person (among the persons included in the Second Company Notice), who’s appointment was supported by written notices, signed by at least two of the Founding Israeli Shareholders, who are record holders holding in the aggregate the highest number of Minimum Israeli Holding Shares among the Founding Israeli Shareholders who sent such notices (as compared to any other person so proposed) shall be appointed as the Qualified Israeli Director.~~

~~23.2.6.3.~~
~~Notwithstanding the foregoing in this Article 23.2.6, any Founding Israeli Shareholder (i) who is an Interested Party (as defined in the License) in a Competing MRT Operator (as defined in the License) of the Company, (ii) in which a Competing MRT Operator of the Company is an Interested Party, or (iii) an Interested Party therein is also an Interested Party in a Competing MRT Operator of the Company, shall not participate in any appointment or replacement process of a Qualified Israeli Director, by providing notices under this Article 23.2.6 or otherwise.~~

23.3.	The Election of Directors and their Terms of Office

23.3.1.
The Directors shall be elected at each Annual Meeting and shall serve in office until the close of the next Annual Meeting, unless their office becomes vacant earlier in accordance with the provisions of these Articles of Association.  Each Director of the Company shall be elected by an Ordinary Majority at the Annual Meeting; provided, however, that external Directors shall be elected in accordance with applicable law and/or any relevant stock exchange rule applicable to the Company. The elected Directors shall commence their terms from the close of the Annual Meeting at which they are elected, unless a later date is stated in the resolution with respect to their appointment.  Election of Directors shall not be conducted by separate vote on each candidate, unless so determined by the Board of Directors.

23.3.2.
In each Annual Meeting, the Directors that were elected in the previous Annual Meeting, and thereafter, in any Extraordinary Meeting shall be deemed to have resigned from their office. A resigning Director may be reelected.

23.3.3.
Notwithstanding the other provisions of these Articles of Association and without derogating from Article 23.4, an Extraordinary Meeting of the Company may elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, or to serve as an external Director (Dahatz) or an independent Director and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner (excluding an external Director (Dahatz) shall serve in office until the coming Annual Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles of Association and may be reelected.

23.3.4.
An elected external Director (Dahatz) shall commence his term from the close of the General Meeting at which he is elected, unless a later date is stated in the resolution with respect to his appointment, and shall serve for the period in accordance with the provisions of the Companies Law, notwithstanding Article 23.3 above, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law. A General Meeting may reelect an external Director (Dahatz) for additional term(s) as permitted by the Companies Law and the Companies Regulations.

23.4.	The election of Directors by the Board of Directors

The Board of Directors shall have the right, at all times, upon approval of at least an Ordinary Majority of the Directors of the Company, to elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner shall serve in office until the coming Annual Meeting and may be reelected.

23.5.	Alternate Director

Any Director may, from time to time, appoint for himself an alternate Director (hereinafter: the “Alternate Director”), dismiss such Alternate Director and also appoint another Alternate Director instead of any Alternate Director, whose office becomes vacant, due to whatever cause, whether for a certain meeting or generally. Anyone who is not qualified to be appointed as a Director and also anyone serving as a Director or as an existing Alternate Director shall not serve as an Alternate Director.

23.6.	Intentionally Deleted

23.7.	Manner of Appointment or Dismissal of an Alternate Director

Any appointment or dismissal of Alternate Directors, shall be made by means of an advance notice in writing to the corporate secretary, at least 48 hours before the first meeting in which the Alternate Director wishes to participate, signed by the appointing or dismissing body and shall become valid upon the date indicated in the appointment or dismissal notice or upon the date of its delivery to the corporate secretary, whichever is the later, as long as the Alternate Director is qualified to serve as such. The Alternate Director should provide the Company with a declaration regarding his qualifications to serve as a director in the Company, in a form acceptable to the Company Secretary, at least 24 hours before the first meeting in which the Alternate Director wishes to participate.

23.8.	Miscellaneous Provisions with Respect to Alternate Directors

23.8.1.	Intentionally Deleted

23.8.2.	Intentionally Deleted

23.8.3.
An Alternate Director shall have all the authority of the Director for whom he is serving as an Alternate Director, with the exception of the authority to vote in meetings at which the Director is present in person.

23.8.4.	The office of an Alternate Director shall automatically become vacant, if the office of the Director for whom he is serving as an Alternate Director becomes vacant.

23.9.	Termination of the Term of a Director

The term of a Director shall be terminated in any of the following cases:

23.9.1.	If he resigns from his office by way of a signed letter, filed with the corporate secretary at the Company’s Office;

23.9.2.	If he is declared bankrupt or if he reaches a settlement with his creditors within the framework of bankruptcy procedures;

23.9.3.	If he is declared by an appropriate court to be incapacitated or convicted out of Israel as stated in Section 233(2) of the Companies Law;

23.9.4.	Upon his death;

23.9.5.	If he is removed from his office by way of a resolution, adopted by the General Meeting of the Company, even prior to the completion of his term of office;

23.9.6.	At the time of giving notice of conviction of a crime, as stated in Section 232 of the Companies Law;

23.9.7.	If his term is terminated by the Board of Directors in accordance with the provisions of Section 231 of the Companies Law;

23.9.8.
If his term is terminated by the Board of Directors in case the Board of Directors concludes that the office of such Director is in violation to the provisions of the License or any other telecommunications license granted to the Company or to any of its subsidiaries or to any other entity it controls;

23.9.9.	At the time of giving notice of imposition of enforcement measures pursuant to section 232A of the Companies Law; or

23.9.10.	At the time of giving notice pursuant to section 227A or 245A of the Companies Law.

23.10.	The Implications on the Board of Directors of the Termination of the Term of a Director.

In the event that an office of a Director becomes vacant, the remaining Directors are entitled to continue operating, so long as their number has not decreased below the minimum number of Directors set forth in Article 23.1.

In the event that the number of Directors decreased below that minimum number, the remaining Directors shall be entitled to act solely for the convening of a General Meeting of the Company for the purpose of electing additional Directors to the Board of Directors.

23.11.	Compensation of Members of the Board of Directors

Members of the Board of Directors who do not hold other positions in the Company and who are not external Directors shall not receive any compensation from the Company, unless such compensation is approved by the General Meeting and according to the amount determined by the General Meeting, subject to the provisions of the Law.

The compensation of the Directors may be fixed, as an all-inclusive payment or as payment for participation in meetings or in any combination thereof.

The Company may reimburse expenses incurred by a Director in connection with the performance of his office, to the extent provided in a resolution of the Board of Directors.

24.	Actions of Directors

24.1.	Convening Meetings of the Board of Directors

24.1.1.	The chairman of the Board of Directors may convene a meeting of the Board of Directors at any time.

24.1.2.
The chairman of the Board of Directors shall convene a meeting of the Board of Directors at least four times a year, in a manner allowing the Company to fulfill the provisions of the Law with respect to the publication of Financial Statements and reporting to the public.

24.1.3.
The chairman of the Board of Directors shall convene a meeting of the Board of Directors on a specific issue if requested by at least two Directors or one Director, if he is an external Director, within no more than 14 days from the date of the request.

24.1.4.
The chairman of the Board of Directors shall act forthwith for the convening of a meeting of the Board of Directors, within 14 days from the time that a Director in the Company has informed him of a matter related to the Company in which there is an apparent violation of the Law or a breach of proper management of the business, or from the time that the auditor of the Company has reported to him that he had become aware of material flaws in the accounting oversight of the Company.

24.1.5.
In the event that a notice or a report of the General Manager requires an action of the Board of Directors, the chairman of the Board of Directors shall forthwith convene a meeting of the Board of Directors, which should be held within 14 days from the date of the notice or the report.

24.2.	Convening of a Meeting of the Board of Directors

24.2.1.
Any notice with respect to a meeting of the Board of Directors may be given in writing, so long as the notice is given a reasonable time  prior to the date fixed for the meeting, unless  a majority of the members of the Board of Directors or their Alternate Directors agree on a shorter time period or, in urgent matters, that no notice will be given. A notice, as stated, shall be delivered in writing or transmitted via facsimile or E-mail or through another means of communication, to the address or facsimile number or to the E-mail address or to an address where messages can be delivered through other means of communication, as the case may be, as the Director informed the corporate secretary, upon his appointment, or by means of a written notice to the corporate secretary thereafter.

A notice, which was delivered or transmitted, as provided in this Article, shall be deemed to be personally delivered to the Director on its delivery date.

24.2.2.
In the event that a Director appointed an Alternate Director , the notice shall be delivered to the Alternate Director, unless the Director instructed that the notice should be delivered to him as well.

24.2.3.
The notice shall include the venue, date and time of the meeting of the Board of Directors, arrangements with respect to the manner of management of the meeting (in cases where telecommunications are used), the details of the issues on its agenda and any other material that the chairman of the Board of Directors requests be attached to the summoning notice with respect to the meeting.

24.3.	The Agenda of Meetings of Board of Directors

The agenda of meetings of the Board of Directors shall be determined by the chairman of the Board of Directors and shall include the following issues:

24.3.1.	Issues determined by the chairman of the Board of Directors.

24.3.2.	Issues for which the meeting is convened in accordance with Article 24.1 above.

24.3.3.	Any issue requested by a Director or by the General Manager within a reasonable time prior to the date of the meeting of the Board of Directors (taking into account the nature of the issue).

24.4.	Quorum

The quorum for meetings of the Board of Directors shall be a majority of the Directors, which must include at least one external Director.

24.5.	Conducting a Meeting Through Means of Communication

The Board of Directors may conduct a meeting of the Board of Directors through the use of any means of communications, provided all of the participating Directors can hear each other simultaneously.

24.6.	Voting in the Board of Directors

Subject to Article 44, issues presented at meetings of the Board of Directors shall be decided upon by a majority of the votes of the Directors present (or participating, in the case of a vote through a permitted means of communications) and voting, subject to the provisions of Article 23.8 above, with respect to Alternate Directors.

Each Director shall have a single vote.

24.7.	Written Resolutions

A written resolution signed by all the Directors shall be deemed as a resolution lawfully adopted at a meeting of the Board of Directors. Such a resolution may be made in several copies of the same Document, each of them signed by one Director or by several Directors. Such a resolution may be adopted by signature of only a portion of the Directors, if all of the Directors who have not signed the resolution were not entitled to participate in the discussion and to vote on such resolution in accordance with any Law whatsoever, so long as they confirm in writing that they are aware of the intention to adopt such a resolution.

24.8.	Resolutions Approved by Means of Communications

A resolution approved by use of a means of communications by the Directors shall be deemed to be a resolution lawfully adopted at a meeting of the Board of Directors, and the provisions of Article 24.6 above shall apply to the said resolution.

24.9.	The Validity of Actions of the Directors

All actions taken in good faith in a meeting of the Board of Directors or by a committee of the Board of Directors or by any person acting as a Director shall be valid, even if it subsequently transpires that there was a flaw in the appointment of such a Director or person acting as such, or if any of them were disqualified, as if any such person was lawfully appointed and was qualified to serve as a Director.

24.10.	Minutes of Meetings of the Board of Directors

The chairman of the Board of Directors shall cause that the minutes of meetings of the Board of Directors shall be properly maintained and shall include the following:

24.10.1.	Names of those present and participating at each meeting.

24.10.2.	All the resolutions and particulars of the discussion of said meetings.

Any such minutes signed by the chairman of the Board of Directors presiding over that meeting or by the chairman of the Board of Directors at the following meeting, shall be viewed as prima facie evidence of the issues recorded in the minutes.

25.	Committees of the Board of Directors

25.1.
Subject to the provisions of the Companies Law, the Board of Directors may delegate its authorities or any part of them to committees, as they deem fit, and they may from time to time cancel the delegation of such an authority. Any such committee, while utilizing an authority as stated, is obligated to fulfill all of the instructions given to it from time to time by the Board of Directors.

25.2.
Subject to the provisions of the Companies Law, each committee of the Board of Directors shall consist of at least two Directors, which shall include at least one external Director, and it may include members who are not Directors, with the exception of the audit committee which shall consist of at least three (3) Directors, including all of the external Directors of the Company,  and the majority of members who are independent Directors ("bilti taluy") as defined in the Companies Law.

25.3.
The provisions with respect to meetings of the Board of Directors shall apply to the meetings and discussions of each committee of the Board of Directors, with the appropriate changes, provided that no other terms are set by the Board of Directors in this matter, and provided that the lawful quorum for the meetings of the committee, as stated, shall be at least a majority of the members of the committee, unless otherwise required by Law. The lawful quorum for meetings of the audit committee shall be at least a majority of the members of the committee, provided, that the majority of the present Directors are independent Directors and at least one of them is an external Director.

25.4.
Decisions or recommendations of a committee of the Board of Directors that require approval of the Board of Directors, will be brought to the attention of the Directors a reasonable time before the Board of Directors' discussion.

25A.	Committee for Security Matters

25A.1.
Notwithstanding any other provision in these Articles, the Board of Directors shall appoint from among its members who have security clearance and security compatibility to be determined by the General Security Service (“Directors with Clearance”) a committee to be designated the “Committee for Security Matters”.  The members of the Committee for Security Matters shall include at least four (4) Directors with Clearance including at least one external Director.  Subject to section 25A.2 below, security matters shall be considered only in the context of the Committee for Security Matters.  Any decision of, or action by the Committee for Security Matters shall have the same effect as if it had been made or taken by the Board of Directors.  The Board of Directors shall consider a security matter only if required pursuant to section 25A.2 below, and subject to the terms of that section.  For purposes of this section 25A, “security matters” shall be defined in the same manner as defined in the Bezeq Order (Determination of Essential Service Provided by Bezeq-The Israeli Telecommunications Company Ltd.), 1997, as of March 9, 2005.

25A.2.
Security matters which the audit committee or Board of Directors shall be required to consider in accordance with the mandatory rules of the Companies Law or other Law applicable to the Company, shall be considered to the extent necessary only by Directors with Clearance.  Other Directors shall not be entitled to participate in meetings of the audit committee or Board of Directors dealing with security matters, or to receive information or documents related to these matters. A quorum for these meetings shall include only Directors with Clearance.

25A.3.
Any Office Holder of the Company who would otherwise be required to receive information or participate in meetings by virtue of his or her position or these Articles or any Law, but who is prevented from doing so by the provisions of this Article 25A, will be released from any liability for any claim of breach of duty of care to the Company which results from her or his inability to receive information or participate in meetings, and the Company shall indemnify any such Office Holder or other officers and hold her or him harmless to the maximum extent permitted by law for any injury or damage she or he incurs as a result of the inability to receive such information or participate in such meetings.

25A.4.
The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to any other corporate body in the Company with respect to security matters.

25A.5.	(1)
The Minister of Communications shall be entitled to appoint an observer (the “Security Observer”) to all meetings of the Board of Directors and its committees. The Security Observer shall have the security clearance and security compatibility to be determined by the General Security Service.

(2)	The Security Observer shall be an employee of the State of Israel qualified to serve as a director pursuant to Chapter C of the Government Companies Law, 1975.

(3)
In addition to any other obligations under Law, the Security Observer shall be bound to preserve the confidentiality of information relating to the Company, except as required to fulfill his responsibilities as an observer.  The Security Observer will not act as an observer or in any other position at a competitor of the Company, and will avoid a conflict between his position as an observer and the interests of the Company.  The Security Observer shall undertake not to serve as an observer or officer or director, and not serve in any other capacity or be employed, directly or indirectly, by any entity competing with the Company or in a position of conflict of interest with the Company during the period of his service as the Security Observer and for two years after termination of such period.

(4)
Notices of meetings of the Board of Directors and its committees, including of the Committee for Security Matters, shall be delivered to the Security Observer, and he shall be entitled to participate in each such meeting.

(5)
The Security Observer shall have the same right to obtain information from the Company as that of a Director.  If the Company believes that specific information requested is commercially sensitive and not required by the Security Observer for fulfillment of his duties, the Company may delay delivery of the information upon notice to the Security Observer.  If the Security Observer still believes the information is needed for his duties, the matter shall be brought for decision to the head of the General Security Service.

(6)
If the Security Observer believes that the Company has made a decision, or is about to make a decision, in a security matter, which conflicts with a provision of the License or section 13 of the Communications Law (Telecommunications and Broadcasting), 1982 or section 11 of the General Security Service Law, 2002, he shall promptly notify the Company in writing.  Said notice shall be delivered to the chairman of the Board of Directors and chairman of the Committee for Security Matters and shall provide an appropriate defined period of time, in light of the circumstances, in which the Company shall be required to correct the violation or change the decision, to the extent possible.

25B.	Approval of Certain Related Party Transactions

A transaction of the type described in Section 270(1) of the Companies Law; i.e., a transaction with an Office Holder or a transaction in which an Office Holder has a personal interest (as specified in Section 270(1)), provided that such transactions are in the Company's ordinary course of business, are on market terms and are not likely to substantially influence the profitability of the Company, its assets or its liabilities, may be approved by the audit committee, without the need for Board of Director's approval, or by the Board of Directors, subject to any applicable Law and any relevant stock exchange rule applicable to the Company.

26.	Chairman of the Board of Directors

26.1.	Appointment

26.1.1.	The Board of Directors shall choose one of its members to serve as the chairman of the Board of Directors, and shall set in the appointing resolution the term for his service.

26.1.2.
The chairman of the Board of Directors shall serve until the earlier of (i) the date or time provided in the appointing resolution; (ii) election of a substitute chairman by the Board of Directors; (iii) resignation of the chairman from his position as chairman; or (iv) cessation of the chairman’s service as a Director.

26.1.3.
In the event that the chairman of the Board of Directors ceases to serve as chairman, the Board of Directors in its first meeting held thereafter shall choose one of its members to serve as a new chairman.

26.1.4.	In the event that the chairman of the Board of Directors is absent from a meeting, the Board of Directors shall choose one of the Directors present to preside at the meeting.

26.2.	Authority

26.2.1.	The chairman of the Board of Directors shall preside over meetings of the Board of Directors.

26.2.2.	In the event of a deadlock vote, the chairman of the Board of Directors shall not have an additional or casting vote.

26.2.3.
The chairman of the Board of Directors is entitled,  at all times, at his initiative or pursuant to a resolution of the Board of Directors, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

26.3.	Reservations with Regard to Actions of the Chairman of the Board of Directors

26.3.1.	The chairman of the Board of Directors or his Relative shall not serve as the General Manager of the Company, unless he is appointed in accordance with the provisions of Article 27.2 below.

26.3.2.	The chairman of the Board of Directors shall not serve as a member of the audit committee.

26.3.3.
A subordinate to the General Manager, directly or indirectly, shall not serve as chairman of the Board of Directors. A director in a company controlled by the Company may serve as chairman of the Board of Directors.

26.3.4.
Powers of the General Manager shall not be granted to the chairman of the Board of Directors or his Relative, except in accordance with the provisions of Article 27.2 below. The chairman of the Board of Directors shall not be granted powers granted to those who are subordinated to the General Manager, directly or indirectly.

26.3.5.
The chairman of the Board of Directors shall not serve in another position in the Company or in a company controlled by it, but may serve as chairman of the Board of Directors or a director of a company controlled by the Company.

Chapter Five - Office Holders who are not Directors and the Auditor

27.	The General Manager

27.1.	The Appointment and Dismissal of the General Manager

27.1.1.	The Board of Directors shall appoint a General Manager for a fixed period of time or for an indefinite period of time. The Board of Directors may appoint more than one General Manager.

27.1.2.
The compensation and employment conditions of the General Manager shall require the prior approval of the compensation committee, the Board of Directors and the General Meeting of the Company, unless otherwise permitted by the Companies Law.

27.1.3.	The Board of Directors may from time to time remove the General Manager from his office or dismiss the General Manager and appoint another or others in his stead.

27.2.	The Chairman of the Board of Directors as the General Manager

27.2.1.
The General Meeting of the Company is entitled to authorize the chairman of the Board of Directors or his Relative to fulfill the position of the General Manager or to exercise his authority and to authorize the General Manager or his Relative to fulfill the position of the chairman of the Board of Directors or to exercise his authority, so long as one of the following exists:

The majority of the votes in the General Meeting adopting such a resolution include at least two thirds of the votes of Shareholders present and entitled to vote at the meeting who are not either the Controlling Parties in the Company as defined in the Companies Law or anyone having a Personal Interest (as defined in the Companies Law) in the approval of the resolution, who participate in the vote. “Abstain” votes shall not be taken into account in the counting of the votes of the Shareholders.

The total opposition votes from the Shareholders referred to in Article 27.2.1.1 above do not exceed two percent of the entire voting rights in the Company.

27.2.2.
The validity of a resolution provided in Article 27.2.1 above is restricted to periods, each not exceeding three years, from the date of the adoption of the resolution by the General Meeting. In the event that no period was set in the resolution, the period shall be deemed to be for three years. Prior to the completion of the three year period, as aforesaid, and even after the end of this period, the General Meeting is entitled to extend the validity of such resolution.

27.2.3.	A resolution, as stated, may relate to the authority of the chairman of the Board of Directors, generally, or to a specific person who is serving as the chairman of the Board of Directors.

27.3.	The Authority of the General Manager and Subordination to the Board of Directors

27.3.1.	The General Manager is responsible for the day-to-day management of the affairs of the Company within the framework of the policy set by the Board of Directors and subject to its instructions.

The General Manager shall have all administrative and operational authority which were not conferred by Law or pursuant to these Articles of Association to any other corporate organ of the Company, and he shall be under the supervision of the Board of Directors and subject to its instructions.

The General Manager shall appoint and dismiss Office Holders of the Company, with the exception of Directors, and he shall also determine the terms of their employment subject to the prior approval of the compensation committee and the Board of Directors, unless otherwise permitted or required by the Companies Law and provided, however, that the appointment and dismissal of senior managers of the Company shall require consultation with and approval by the Board of Directors.

27.3.2.
The Board of Directors may instruct the General Manager on how to act with respect to a certain issue. If the General Manager fails to fulfill the instruction, the Board of Directors may exercise the required authority in order to act in the place of the General Manager.

The Board of Directors may assume the authority granted to the General Manager, either with respect to a certain issue or for a certain period of time.

27.3.3.	In the event that the General Manager is unable to exercise his authority, the Board of Directors may exercise such authority in his stead, or authorize another to exercise such authority.

27.4.	Reporting Duties of the General Manager

The General Manager is obligated to notify the chairman of the Board of Directors of any exceptional matter which is material to the Company, or of any material deviation by the Company from the policy set by the Board of Directors. In the event that the Company shall be without a chairman of the Board of Directors for whatever reason the General Manager shall notify all the members of the Board of Directors, as aforesaid. The General Manager shall deliver to the Board of Directors reports on issues, at such time and in such scope, as is determined by the Board of Directors.

27.5.	Delegating Authority of the General Manager

The General Manager, upon approval of the Board of Directors, may delegate to his subordinates any of his authority. However, such delegation of authority shall not release the General Manager from his liability.

28.	The Corporate Secretary, Internal Controller and Other Office Holders of the Company

28.1.	The Corporate Secretary

28.1.1.	The Board of Directors is entitled to appoint a corporate secretary on terms it deems fit, joint secretaries, sub–secretaries and to determine the areas of their functions and authorities.

28.1.2.
In the event that no corporate secretary has been appointed, the General Manager or anyone authorized by him shall fulfill the functions assigned to the corporate secretary, in accordance with any Law, to these Articles of Association and the resolutions of the Board of Directors.

28.1.3.
The corporate secretary shall be responsible for all documents which are kept at the Office, as stated in Section 124 of the Companies Law, and he shall manage all the registries maintained by the Company in accordance with the Law or Companies Law.

28.2.	Internal Controller

28.2.1.	The internal controller of the Company shall report to the chairman of the Board of Directors.

28.2.2.
The internal controller shall file with the Board of Directors a proposal for an annual or other periodic work plan, which shall be approved by the Board of Directors, subject to any changes it deems fit.

28.3.	Other Office Holders of the Company

The Board of Directors may decide that in addition to the General Manager and the corporate secretary, other Office Holders may be appointed, whether generally or for a specific issue. In such event, the Board of Directors shall appoint the Office Holder, define his position and authority, and set his compensation and terms of employment, following approval of the compensation committee unless otherwise permitted  or required by the Companies Law.

The Board of Directors is entitled, subject to the Companies Law, to authorize the General Manager to fulfill any or all of its authorities, as stated.

29.	The Auditor

29.1.
The Shareholders at the Annual Meeting shall appoint an auditor for a period until the close of the following Annual Meeting. The Annual Meeting may appoint an auditor for a period not to extend beyond the close of the third Annual Meeting following the Annual Meeting in which he was appointed. In the event that the auditor was appointed for said period, the Annual Meeting shall not address the appointment of the auditor during said period, unless a resolution is adopted with respect to the termination of his service.

29.2.	The General Meeting is entitled at all times to terminate the service of the auditor or to decide not to renew it.

29.3.	The Board of Directors shall determine the compensation of the auditor of the Company and it shall report in that respect to the Annual Meeting of the Company.

29.4.
The Board of Directors shall set the compensation of the auditor for additional services which are not regarded as oversight activities, and it shall report in this respect at the Annual Meeting of the Company.

Chapter Six - The Share Capital of the Company and its Distribution

30.	Permitted Distributions

30.1.	Definitions

In this Chapter, the following terms shall be construed, in accordance with their definition in Sections 1, 301 and 302 of the Companies Law: “distribution”, “acquisition”, “profits”, “profit test”, “adjusted financial statements” and  “balances”.

30.2.	Distribution of Profits

The Company shall not make any distribution other than from its profits, provided that the Company shall not make any distribution if there is a reasonable concern that such distribution shall preclude the Company from having the ability to meet its present and anticipated liabilities, as they become due. Notwithstanding the aforesaid, the Company, with the approval of an authorized court, is entitled to make a distribution which fails to meet the profit test.

30.3.	Allotment for a Consideration Below the Par Value

In the event the Board of Directors decides to allot Shares having a par value, for consideration which is less than their par value, including Bonus Shares, the Company shall convert into share capital from its profits, premium on its Shares, or any other source, included in its shareholders equity, as stated in its most recent Financial Statements, an amount equal to the difference between the par value and the consideration.

Even if the aforesaid is not done, with the approval of an authorized court, the Company shall be entitled to make an allotment of Shares, for consideration which is less than their par value.

31.	Dividends and Bonus Shares

31.1.	Right to Dividends or Bonus Shares

31.1.1.
A Shareholder of the Company shall have the right to receive dividends or Bonus Shares, if the Company so decides in accordance with Article 31.2 below, consistent with the rights attaching to such Shares.

31.1.2.
Dividends or Bonus Shares shall be distributed or allotted to those who are registered in the Shareholder Register on the date of the resolution approving the distribution or allotment or upon a later date, if another date is determined for this purpose in same resolution (hereinafter: the “Determining Date”).

31.1.3.	In the event that the share capital of the Company consists of Shares having various par values, dividends or Bonus Shares shall be distributed in proportion to the par value of each Share.

31.1.4.
Subject to special rights conferred upon Shares in accordance with the conditions of their allotment, profits of the Company which the Company decides to distribute as a dividend or as Bonus Shares shall be paid in proportion to the amount which was paid or credited on the account of the par value of the Shares, held by the Shareholder.

31.1.5.
In the event that it was not otherwise determined in the conditions applicable to the allotment of the Shares or in a resolution of the General Meeting, all the dividends or Bonus Shares with respect to Shares, which were not fully paid within the period in which the dividends or Bonus Shares are paid, shall be paid in proportion to the amounts which were actually paid or credited as paid on the par value of the Shares during any part of said period (pro rata temporis).

31.2.	Resolution of the Company with Respect to a Dividend or Bonus Shares

31.2.1.	The Authority to Distribute Dividends or Bonus Shares

The resolution of the Company on the distribution of a dividend or Bonus Shares to be distributed to the Shareholders according to their respective rights and benefits, and on their time of payment, shall be made by the Board of Directors.

31.2.2.	Funds

The Board of Directors may, in its discretion, allocate to special funds any amount whatsoever from the profits of the Company or from the revaluation of its assets or its relative share in the revaluation of assets of “branch companies,” and also to determine the designation of these funds.

31.3.	The Payment of Dividends

31.3.1.	Manner of Payment

Unless otherwise provided in the resolution with respect to the distribution of the dividend, the Company may pay any dividend with the withholding of any tax required by Law, by way of a cheque to the order of the beneficiary alone, which should be sent by means of registered mail to the registered address of the Shareholder entitled thereto, or by way of a bank transfer. Any cheque, as stated, shall be drawn up to the order of the person to whom it is intended.

In the event of registered joint holders, the cheque shall be passed to the same Shareholder whose name is registered first in the Shareholder Register with respect to the joint holding.

The sending of a cheque to a person whose name is registered in the Shareholder Register as the holder of the Share upon the Determining Date or, in the case of joint holders, to any of the joint holders, shall serve as evidence with respect to all the payments made in connection with same Shares.

The Company may decide that a cheque under a certain amount shall not be sent and the amount of the dividend which was supposed to be paid shall be deemed to be an unclaimed dividend.

31.3.2.	An Unclaimed Dividend

The Board of Directors is entitled to invest the amount of any unclaimed dividend for one year after it was declared or to utilize it in any other manner to the benefit of the Company until it is claimed. The Company shall not be obligated to pay interest or Linkage on an unclaimed dividend.

31.3.3.	Specific Dividend

In the event the Company declares a dividend, as provided in Article 31.2.1 above, it may decide that same dividend shall be paid, entirely or partially, by way of the distribution of certain assets, including fully paid shares or bonds of any other company or in any combination of these assets.

31.4.	Manner of Capitalization of Profits and the Distribution of Bonus Shares

31.4.1.
Subject to the provisions of Article 30 above in the event of a capitalization of profits and distribution of Bonus Shares, the undistributed profits of the Company, or premium on Shares, or funds derived from the revaluation of the assets of the Company, or funds derived on the basis of equity from the profits of “branch companies,” or from the revaluation of assets of “branch companies” and capital redemption funds shall be capitalized and distributed among the Shareholders entitled thereto, as per the provisions of Article 31.1 above, to be held by the shareholders as capital, and that this capital, entirely or partially, shall be used on behalf of same Shareholders as full payment, whether according to the par value of the Shares or together with premium decided upon, for Shares to be distributed accordingly, and that this distribution or payment shall be received by same Shareholders as full consideration for their portion of the benefit in the capitalized amount, as determined by the Board of Directors.

The provisions of this chapter six shall also apply to the distribution of bonds.

31.4.2.
The Company, in the resolution with respect to the distribution of Bonus Shares, is entitled in accordance with the recommendation of the Board of Directors, to decide that the Company shall transfer to a special fund, designated for the future distribution of Bonus Shares, an amount the capitalization of which shall be sufficient in order to allot to anyone having at such time a right to acquire Shares of the Company (including a right which can be exercised only upon a later date), Bonus Shares at the par value which would have been due to him had he exercised the right to acquire the Shares shortly before the Determining Date, at the price of the right in effect at such time. In the event that after the Determining Date, the holder of said right shall exercise his right to acquire the Shares or any part of them, the Board of Directors shall allot to him fully paid Bonus Shares at such  par value and of such class, which would have been due to him had he exercised shortly before the Determining Date the right to acquire those Shares he actually acquired, by way of an appropriate capitalization made by the Board of Directors out of the special fund, as aforesaid. For the purpose of the determination of the par value of the Bonus Shares which are to be distributed, any amount transferred to the special fund, with respect to a previous distribution of previous Bonus Shares shall be viewed as if it had already been capitalized and that Shares entitling the holders to the right to acquire Shares of the Company were already allotted as Bonus Shares.

31.4.3.
Upon the distribution of Bonus Shares, each Shareholder of the Company shall receive Shares of a uniform class or of the class which confers on its holder the right to receive the Bonus Shares, as determined by the Board of Directors.

31.4.4.
For purposes of carrying out any resolution pursuant to the provisions of Article 30, the Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of Bonus Shares, and, in particular, to issue certificates for fractions of Shares and sell such fractions of Shares, in order to pay their consideration to those entitled thereto, and also to set the value for the distribution of certain assets and to decide that cash payments shall be paid to the Shareholders on the basis of the value determined in such a way, or that fractions whose value is less than NIS 0.01 shall not be taken into account, pursuant to the adjustment of the rights of all parties. The Board of Directors may pay cash or convey these certain assets to trustees in trust in favor of those people who are entitled to a dividend or to a capitalized fund, as the Board of Directors shall deem beneficial.

32.	Acquisition of Shares

32.1.
The Company is entitled to acquire or to finance an acquisition, directly or indirectly, of Shares of the Company or securities convertible into Shares of the Company or which could be exercised into Shares of the Company, including incurring an obligation to take any of these actions, subject to the fulfillment of the conditions of a permissible distribution, as stated in Article 30 above.

32.2.	In the event that the Company acquired any of its Shares, such a Share shall become a dormant Share, and shall not confer any rights, so long as it is owned by the Company.

32.3.
A subsidiary or another company under the control of the Company is entitled to acquire Shares of the Company or securities convertible into Shares of the Company or which can be exercised into Shares of the Company, including an obligation to take any of these actions, to the same extent the Company may make a distribution, so long as the board of directors of the subsidiary or the managers of the acquiring company have determined that had the acquisition of the Shares or convertible securities been carried out by the Company it would have been regarded as a permissible distribution, as specified in Article 30 above. Notwithstanding the foregoing, an acquisition by a subsidiary or by another company under the control of the Company, which is not fully-owned by the Company, will be considered a distribution of an amount equal to the product of the amount acquired multiplied by the percentage of the rights in the capital of the subsidiary or in the capital of said company which is held by the Company.

32.4.
In the event that a Share of the Company is acquired by a subsidiary or by a corporation in the control of the Company, the Share shall not confer any voting rights, for so long as said Share is held by the subsidiary or by said controlled corporation.

Chapter Seven - Insurance, Indemnification and Release of Office Holders

33.	Insurance of Office Holders

33.1.	The Company may insure the liability of an Office Holder in the Company, to the fullest extent permitted by Law.

33.2.
Without derogating from the aforesaid, the Company may enter into an insurance contract and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of an Office Holder in the Company, resulting directly or indirectly from an action or inaction by him (or together with other Office Holders or other officers of the Company) in his capacity as an Office Holder in the Company, for any of the following:

33.2.1.	The breach of the duty of care toward the Company or toward any other person;

33.2.2.	The breach of the duty of loyalty toward the Company provided the Office Holder has acted in good faith and had reasonable grounds to assume that the action would not harm the Company; and

33.2.3.	A financial liability imposed on him in favor of another person.

33.2.4.	Any other matter in respect of which it is permitted or will be permitted under Law to insure the liability of an Office Holder in the Company.

33.2.5
A payment which the Office Holder is obligated to pay to an injured party as set forth in Section 52.54(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Securities Law, or under Chapter 4 of Part 9 of the Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees.

33.2.6
Expenses, including reasonable legal expenses fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law- 1988 ("Restrictive Trade Practices Law").

34.	Indemnification of Office Holders

34.1.
The Company may indemnify an Office Holder in the Company to the fullest extent permitted by Law.  Without derogating from the aforesaid, the Company may indemnify an Office Holder in the Company as specified in Articles 34.2 through 34.4 below.

34.2.	Indemnification

The Company may indemnify an Office Holder in the Company for liability or expense he incurs or that is imposed on him in consequence with an action or inaction by him (or together with other Office Holders or other officers of the Company) in his capacity as an Office Holder in the Company, as follows:

34.2.1.
Any financial liability he incurs or is imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by an authorized court.

34.2.2.
Reasonable legal expenses, including attorney fees, incurred by the Office Holder or which he was ordered to pay by an authorized court, in the context of a proceeding filed against him by the Company or on its behalf or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of an offense which does not require criminal intent.

34.2.3.
Reasonable legal expenses, including attorney fees, incurred by the Office Holder due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, and which was ended without filing an indictment against him and without the imposition of  a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms under the Law, or in connection with a financial sanction ("itzum caspi").

34.2.4.	Any other liability or expense in respect of which it is permitted or will be permitted under Law to indemnify an Office Holder in the Company.

34.2.5.
A payment which the Office Holder is obligated to pay to an injured party as set forth in Section 52.54(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Securities Law, or under Chapter 4 of Part 9 of the Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees.

34.2.6.	Expenses, including reasonable legal fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law.

34.3.	Indemnification in Advance

The Company may undertake in advance to indemnify an Office Holder of the Company in respect of the following matters:

34.3.1.
Matters as detailed in Article 34.2.1; provided, however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable in the circumstances. The aggregate indemnification amount payable by the Company to all indemnified persons, pursuant to all letters of indemnification issued to them by the Company on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the maximum indemnity amount in this article 34.3.1, in respect of any occurrence of an event specified in the appendix to the pertinent indemnification letter, shall not exceed 25% of shareholders’ equity (according to the latest reviewed or audited financial statements approved by the Company’s Board of Directors prior to approval of the indemnification payment). The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement which the Board of Directors determined to be reasonable under the circumstances.

34.3.2.	Matters as detailed in Article 34.2.2 to 34.2.5 (inclusive).

34.3.3.	Any other matter permitted by Law.

34.4.	Indemnification after the Fact

The Company may indemnify an Office Holder in the Company for any and all kinds of events, retrospectively, subject to any applicable Law.

35.	Release of Office Holders

35.1.	The Company shall not release an Office Holder from his liability for a breach of the duty of care toward the Company, other than in accordance with the provisions of this Article.

35.2.
The Company may release an Office Holder in the Company, in advance, from his liability, entirely or partially, for damage in consequence of the breach of the duty of care toward the Company in accordance with any law, including Office Holders that are controlling shareholders or their relatives, subject to the receipt of  the appprovals in accordance with any law. Said release will not apply to a resolution or transaction in which the controlling shareholder or any Office Holder in the Company (including other Office Holders than the Office Holder being granted the release) has a personal interest.

35.3.	Notwithstanding the foregoing, the Company may not release an Office Holder from his liability, resulting from any of the following events:

35.3.1.	The breach of the duty of loyalty toward the Company;

35.3.2.	The breach of the duty of care made intentionally or recklessly (“pezizut”), other than if made only by negligence;

35.3.3.	An act intended to unlawfully yield a personal profit;

35.3.4.	A fine ("knass"), a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed on him; and

35.3.5.	The breach of the duty of care in a Distribution ("haluka").

35A.	Certain Legal Amendments

Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or released pursuant to Articles 33 to Article 35 (including Article 35), shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or release an Office Holder for any act or omission occurring prior to such amendment, unless otherwise expressly provided under the Companies Law, the Securities Law or such other applicable law.

Chapter Eight - Liquidation and Reorganization of the Company

36.	Liquidation

36.1.
In the event that the Company is liquidated, whether voluntarily or otherwise, the liquidator, upon the approval of an Extraordinary Meeting, may make a distribution in kind to the Shareholders of all or part of the property of the Company, and he may with a similar approval of the General Meeting, deposit any part of the property of the Company with trustees in favor of the Shareholders, as the liquidator with the aforementioned approval, deems fit.

36.2.
The Shares of the Company shall confer equal rights among them with respect to capital amounts which were paid or which were credited as paid on the par value of the Shares, in all matters pertaining to the refund of the capital and to the participation in the distribution of the balance of the assets of the Company in liquidation.

37.	Reorganization

37.1.
Upon the sale of the property of the Company, the Board of Directors or the liquidators (in case of a liquidation), if they are so authorized by a resolution of the General Meeting of the Company adopted with a Special Majority, may receive fully or partially paid up Shares, bonds or securities of another company, either Israeli or foreign, whether incorporated or which is about to incorporated for the purpose of acquiring property of the Company, or any part thereof, and the Directors (if the profits of the Company allow for it) or the liquidators (in case of a liquidation) may distribute among the Shareholders the Shares or the securities mentioned above or any other property of the Company without selling them or depositing them with trustees on behalf of the Shareholders.

37.2.
The General Meeting may, pursuant to a resolution adopted by a Special Majority, decide on the valuation of the securities or of the aforementioned property at a  price and in the same manner as it deems appropriate and all the Shareholders shall be obligated to accept any valuation or distribution, authorized in accordance with the foregoing and to waive their rights in this matter, unless the Company is about to liquidate or is in a liquidation process, of same lawful rights (if any) which according to the provisions of the Law should not be altered or denied.

Chapter Nine - Miscellaneous

38.	Notices

38.1.
A notice or other document may be sent by the Company to any Shareholder appearing in the Shareholder Register of the Company either personally or by way of sending by registered mail, at the registered address of the Shareholder in the Shareholder Register, or at such address as such Shareholder shall have provided in writing to the Company as the address for the delivery of notices.

38.2.
All the notices to be given to Shareholders registered in the Shareholders Register, shall, in respect of Shares held jointly, be given to the person whose name is mentioned first in the Shareholder Register, and any notice given in such a manner shall be viewed as a sufficient notice to all such joint Shareholders.

38.3.
Any Shareholder registered in the Shareholder Register, with an address, whether in Israel or overseas, is entitled to receive, at such address, any notice he is entitled to receive in accordance with the Articles of Association or according to the provisions of the Law. Unless otherwise stated above, no person who is not registered in the Shareholder Register shall be entitled to receive any notices from the Company.

38.4.
Any notice or other document which is sent to a Shareholder in accordance with these Articles of Association shall be considered lawfully sent with respect to all the Shares held by him (whether with respect to Shares held by him alone or held by him jointly with others) even if same Shareholder had died by that time or had become bankrupt or had received an order for its liquidation or if a trustee or a liquidator or a receiver was appointed with respect to his Shares (whether the Company was aware of it or not) until another person is registered in the Shareholder Register in his stead, as the holder thereof. The sending of a notice or other document, as aforesaid, shall be viewed as a sufficient sending to any person having a right in these Shares.

38.5.
Any notice or other document which was sent by the Company via registered mail, to an address in Israel, shall be considered sent within 72 hours from its posting at the post office. In order to prove sufficient sending, it is enough to show that the letter containing the notice or the document was addressed to the correct address and was posted at the post office.

38.6.
Any accidental omission with respect to the giving of a notice of a General Meeting to any Shareholder or the non-receipt of a notice with respect to a meeting or any other notice on the part of whatever Shareholder shall not cause the cancellation of a resolution taken at that meeting, or the cancellation of processes based on such notice.

38.7.
Any Shareholder and any member of the Board of Directors may waive his right to receive notices or waive his right to receive notices during a specific time period or in general and he may consent that a General Meeting of the Company or a meeting of the Board of Directors, as the case may be, shall be convened and held notwithstanding the fact that he did not receive a notice with respect to it, or notwithstanding the fact that the notice was not received by him within the required time, in each case subject to the provisions of any Law prohibiting any such waiver or consent.

Chapter 10 - Intentionally Deleted

39.	Intentionally Deleted

40.	Intentionally Deleted

41.	Intentionally Deleted

42.	Intentionally Deleted

Chapter 11- Compliance with the License /
Limitations on Ownership and Control

43.	Compliance

The Shareholders and the Company shall at all times comply with the terms of the License and of any other telecommunications license held by the Company. Nothing herein shall be construed as requiring or permitting the performance of any acts which are inconsistent with the terms of the License and of any other telecommunications license held by the Company. If any article of these Articles shall be found to be inconsistent with the terms of the License and of any other telecommunications license held by the Company, the provisions of such Article shall be null and void, but the validity, legality or enforceability of provisions of the other Articles shall not be affected thereby.

44.	Limitations on Ownership and Control

44.1.
This Article is to ensure that so long as and to the extent that any Operating Right is conditional on or subject to any conditions or restrictions relating to ownership or control over the Company imposed by the Ministry, the Company is so owned and controlled.  This Article shall not affect or influence in any way the interpretation or application of Article 10A.

44.2.	In this Article:

“Affected Share” means any Share determined to be dealt with as such pursuant to Article 44.4;

“Affected Share Notice” means a notice in writing served in accordance with Article 44.5;

“Depositary” means a custodian or other person appointed under contractual arrangements with the Company (or a nominee for such custodian or other person) whereby such custodian or other person holds or is interested in Shares and which issues securities evidencing the right to receive such Shares;

“Depositary Receipts” means receipts or similar documents of title issued by or on behalf of a Depositary;

“Depositary Shares” means the Shares held by a Depositary or in which a Depositary is interested in its capacity as a Depositary;

“Intervening Act” means the refusal, withholding, suspension or revocation of any Operating Right applied for, granted to or enjoyed by the Company, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise thereof, in either case by any state, authority or person (including the Ministry) by reason of the activities of persons holding Shares in and/or controlling the Company;

“Ministry” means the Ministry of Communications and/or Minister of Communications;

“Operating Right” means all or any part of any authority, permission, licence or privilege applied for, granted to or enjoyed by the Company, including the Licence, for the establishment, subsistence, maintenance and operation of a mobile radio telephone system using the cellular method and the provision of mobile radio telephone services to the public in Israel;

“Permitted Maximum” means the maximum aggregate permitted number of Relevant Shares specified by the Board of Directors in accordance with the terms of the Licence, any other requirements of the Ministry and any relevant requirements of Law;

“Relevant Person” means:

(a)
any person who, without the approval of the Ministry, acquires, directly or indirectly, any Means of Control (as defined in the Licence) in breach of Section 21 of the Licence other than a person who falls within Article 10A; or

(b)
any Interested Party (as defined in the Licence) who, or who has an Office Holder (as defined in the Licence) who, is in breach of Sections 23 or 24 of the License other than a person who falls within Article 10A;

“Relevant Share” means any Share (other than a Share removed from the Relevant Shares Register (defined in Article 44.3.2) pursuant to Article 44.3.5), in which a Relevant Person has an interest or which is declared to be a Relevant Share pursuant to Article 44.3.4;

44.3.

44.3.1.
The Board of Directors shall not register a person as a holder of a Share unless the person has given to the Board of Directors a declaration (in a form prescribed by the Board of Directors) signed by him or on his behalf, stating his name, nationality, that he is not a Relevant Person falling within paragraphs (a) or (b) of the definition of that term and other information required by the Board of Directors.

44.3.2.	The Board of Directors shall maintain a register (the “Relevant Shares Register”), in which particulars shall be entered of any Share which has been:

(a)	acknowledged by the holder (or by a joint holder) to be a Relevant Share;

(b)	declared to be a Relevant Share pursuant to Article 44.3.4; or

(c)	determined to be an Affected Share pursuant to Article 44.4.2;

and which has not ceased to be a Relevant Share. The particulars in the Relevant Shares Register in respect of any Share shall include the identity of the holder or joint holders and information requested by and supplied to the Board of Directors.

44.3.3.
Each registered holder of a Share which has not been acknowledged to be a Relevant Share who becomes aware that such Share is or has become a Relevant Share shall forthwith notify the Company accordingly.

44.3.4.
The Board of Directors may notify in writing the registered holder of a Share which is not in the Relevant Shares Register and appears to be a Relevant Share, requiring him to show that the Share is not a Relevant Share.  Any person to whom such notice has been issued may within 21 clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as a Relevant Share but if, after considering such representations and other relevant information, the Board of Directors is not so satisfied, it shall declare such Share to be a Relevant Share and treat it as such.

44.3.5.
The Board of Directors shall remove a Relevant Share from the Relevant Shares Register if the holder of the Relevant Share gives to the Board of Directors a declaration (in a form prescribed by the Board of Directors), together with such other evidence as the Board of Directors may require, which satisfies it that such Share is no longer, or should not be treated, as a Relevant Share.

44.4.

44.4.1.
Article 44.4.2 shall apply for so long as the Company holds or enjoys any Operating Right where the Board of Directors determines that it is necessary to take steps to protect any Operating Right because an Intervening Act is contemplated, threatened or intended, may take place or has taken place;

44.4.2.
Where a determination has been made under Article 44.4.1, the Board of Directors shall take such of the following steps as they consider necessary or desirable to overcome, prevent or avoid an Intervening Act:

the Board of Directors may remove any Director from office, by a resolution passed by a majority of 75 per cent or more of the other Directors present and voting at the relevant meeting;

the Board of Directors may seek to identify those Relevant Shares which gave rise to the determination under Article 44.4.1 and by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting deal with such Shares as Affected Shares; and

when the aggregate number of Relevant Shares in the Relevant Shares Register exceeds the Permitted Maximum, the Board of Directors may deal with the Relevant Shares which it decides, by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting, are in excess of the Permitted Maximum as Affected Shares.

44.5.
The Board of Directors shall give an Affected Share Notice to the registered holder of any Affected Share and state that Article 44.6 is to be applied forthwith in respect of such Affected Share. The registered holder of the Affected Share may within 21clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as an Affected Share and if, after considering such representations and other relevant information, the Board of Directors considers that the Share should not be treated as an Affected Share it shall forthwith withdraw the Affected Share Notice and Article 44.6 shall no longer apply to the Share.

44.6.
An Affected Share in respect of which an Affected Share Notice has been served shall be treated as a dormant share (as defined in section 308 of the Companies Law) except that the registered holder of the Affected Share shall continue to have the right to receive dividends and other distributions of the Company and participate in bonus or rights issues of the Company in respect of such Share.

44.7.
In deciding which Shares are to be treated as Affected Shares, the Board of Directors shall have regard to the Relevant Shares which in its opinion have directly or indirectly caused the determination under Article 44.4 and the chronological order in which Relevant Shares have been entered in the  Relevant Shares Register (and accordingly treat as Affected Shares those Relevant Shares entered in the Relevant Shares Register most recently) except where such criterion would in their opinion be inequitable, in which event the Board of Directors shall apply such other criterion or criteria as they may consider appropriate.

44.8.	Subject to the other provisions of this Article 44, the Board of Directors shall be entitled to assume without enquiry that:

44.8.1.	all Shares not in the Relevant Shares Register and not falling within clause 44.8.2 are neither Relevant Shares nor Shares which would be or be capable of being treated as Affected Shares; and

44.8.2.
all or some specified number of the Shares are Relevant Shares held by a Relevant Person falling within paragraphs (a)-(b) in the definition of that term if they (or interests in them) are held by a Depositary, trustee, registration or nominee company or other agent unless and for so long as, in respect of any such Shares, it is established to their satisfaction that such Shares are not Relevant Shares.

44.9.
Any resolution or determination of, or any decision or the exercise of any discretion or power by, the Board of Directors or any one of the Directors under this Article 44 shall be final and conclusive.

44.10.

44.10.1.
On withdrawal of the determination under Article 44.4.1, the Board of Directors shall cease to act pursuant to such determination and inform every person on whom an Affected Share Notice has been served that Article 44.6 no longer applies in respect of such Share. The withdrawal of such a determination shall not affect the validity of any action taken by the Board of Directors under this Article whilst that determination remained in effect and such actions shall not be open to challenge on any ground whatsoever.

44.10.2.
The  Board of Directors shall, so long as it acts reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share as an Affected Share or any person as a Relevant Person in accordance with this Article and it shall not be liable to the Company or any other person if, having acted reasonably and in good faith it determines erroneously that any Share is an Affected Share, or any person is a Relevant Person or on the basis of such determination or any other determination or resolution, they perform or exercise their duties, powers, rights or discretions under this Article in relation to such Share.

44.11.
A person who has an interest in Shares by virtue of having an interest in Depositary Receipts shall be deemed to have an interest in the number of Shares represented by such Depositary Receipts and not (in the absence of any other reason why he should be so treated) in the remainder of the Depositary Shares held by the relevant Depositary.

45.	Cross Ownership and Control

45.1.
An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not be a party to any agreement, arrangement or understanding with a Competing MRT Operator of the Company, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator of the Company, or any other body in which a Competing MRT Operator of the Company is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications (Bezeq) Services.

45.2.
An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not Hold, directly or indirectly, five percent (5%) or more of any Mean of Control of a Competing MRT Operator of the Company, or serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator of the Company (subject to certain exceptions specified in the License); for this matter, "Holding" includes holding as an agent.

45.3.
An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not Control a Competing MRT Operator of the Company, and will not cause himself, by any act or omission, to be Controlled by a Competing MRT Operator of the Company or by an Office Holder or an Interested Party in a Competing MRT Operator of the Company, or by an Interested Party in a Competing MRT Operator of the Company, or by a person or entity that Controls a Competing MRT Operator of the Company.

For the purposes of Article 45, the terms - "Competing MRT Operator," "Interested Party," "Office Holder," "MRT Services," "MRT Terminal Equipment," "Telecommunications (Bezeq) Services," "Means of Control," "Holding" and “Control” - shall bear the same meaning as in, and shall be interpreted in accordance with, the License.

* * * * *

Annex “D”

Translation of Sections 21-24 of the License

21.	Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred,  either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
Any of the said Means of Control, or a part of them, in the Licensee, may not be transferred in any way,  if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	Deleted[1]

21.5
[2]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[3].

1 Amendment No. 52
2 Amendment No. 3
3 Amendment No. 4

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of theregistration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:
“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of [4]Founding Shareholders or their Substitutes  reduces to less than  [5][6] 26[7]% of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

'For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8, unless an instruction was given to the Licensee in accordance with article 13 of the law, as set forth in section 22A.2(2)9. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.10

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[11].

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

4 Amendment No. 25
5 Amendment No. 9
6 Amendment No. 28
7Amendment No. 31
8 Amendment No. 31
9 Amendment No. 105
10 Amendment No. 25
11 Amendment No. 31

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[12]

22A.1
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of Control in the Licensee.

22A.2
[13](1) The total cumulative holdings of  "Israeli Entities", one or more, which are among the Founding Shareholders or their Substitutes, out of the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22.1A above, shall be at a rate not less than five percent (5%) of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

Israeli Entity"- for an individual-an Israeli Citizen or Resident of Israel, for a corporation- a corporation that was incorporated in Israel and an individual that is an Israeli Citizen and a Resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter, “Israeli Citizen”- as defined in the Nationality Law, 5712-1952; “Resident”-as defined in the Inhabitants Registry Law, 5725-1965; "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

(2) Sub-section (1) shall not apply, if the corporation was given an instruction in accordance with Article 13 of the Law, as set forth in Article 22A.2(2).14

12 Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005
13 Amendment No. 105
14 Amendment No. 122-"On 17.2.21 Partner Communications Company Ltd. was given a provision in accordance with section 13 of the Telecommunications Law that includes alternative requirements for the Israeli requirement as set forth in Article 22.2A(2) of this License".

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the  Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of  up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth. [15]This Article shall not apply if an instruction was given to the Licensee in accordance with Article 13 of the Law, as set forth in Article 22A.2(2).

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM  shall consist of at least 4  Directors with Clearance  including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the  CSM. A resolution that was adopted or an action that was taken by the CSM , shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider  in accordance with the mandatory  provisions of the Companies Law, 5759-1999, or in accordance with the mandatory  provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of  Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

15 Amendment No. 105

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7	(a)
The Minister shall appoint an observer for the Board of Directors and committee meetings, that has security clearance and security compatibility that will be determined by the General Security Services.

(b)	The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c)
In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d)	Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e)
The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery  of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f)
If the observer believes  that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM  and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [16]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

16 Amendment No. 10

24.1	Prohibition of Conflict of interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

24.2[17]	Without derogating from the aforementioned in Article 24.1, the Licensee may reach a Cooperation Agreement as set forth in Article 19.1B.

17 Amendment No. 83

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: September 7, 2022
 And amended notice dated Septemper 14, 2022

Partner Communications Company Ltd.

Amended Deed of Vote - Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices)  (2005)

Name of the Company
Partner Communications Company Ltd. (the “Company”).

Type, date and place of general meeting
Extraordinary General Meeting (the “EGM”) will be held on Thursday, October 20, 2022 at 14:00 (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-7814191.

Pursuant to the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items 1-3 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”).

Items 1-3 on the agenda, which are subject to the Regulations Procedure, are set forth below:

Item 1 on the agenda- (1) approval of the amendment of the Company's Compensation Policy for Office Holders.

At least once every three years the compensation policy shall be submitted for the approval of the General Meeting of shareholders as required pursuant to the Israeli Companies Law. The Company last adopted a compensation policy for its Office Holders (as such term is defined in the Israeli Companies Law) in October 2019, which was revised in March 2020 and is valid until October 28, 2022. Therefore, we propose to approve the renewal of the previous compensation policy with certain changes, in the form attached hereto as Annex “A” ("Compensation Policy" or the "Policy"). The proposed changes to the Compensation Policy are marked compare to the previous compensation policy. For the shareholders' convenience, attached hereto as Annex “B” is an English convenience translation of the binding Hebrew version of the Compensation Policy.

This summary is qualified in its entirety by reference to the description in the Proxy Statement. For further details, please see Item 1 of the Proxy Statement and the complete wording of the Compensation Policy.

The Compensation Committee and Board of Directors have noted the respective personal interests of all our directors in the resolutions below.

It is proposed that at the EGM the following resolutions be adopted:

“RESOLVED: to approve the Company's Compensation Policy for Office Holders in the form attached hereto as "Annex A"; and

RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Item 2 on the agenda-to approve the compensation terms to Mr. Shlomo Rodav, as the Company's Chairman of the Board of Directors

Mr. Shlomo Rodav was appointed as a Director on April 7, 2022 and as the Company's Chairman of the Board of Directors on July 28, 2022.

On April 4, 2022, Amphissa Holding Limited Partnership purchased 49,862,800 of the Company’s Ordinary Shares which constitute approximately 27% of the Company’s issued and outstanding share capital. Therefore Amphissa is considered as a Controlling Party according to section 268 to the Israeli Companies Law. To the best knowledge of the Company, one of two general partners of Amphissa is Israel Lighterage and Supply Co. Ltd which is 50% owned by Mr. Shlomo Rodav.

Our Compensation Policy allows us to grant the Chairman of the Board, compensation that shall take into account the additional work imposed on the Chairman, the additional time that the Chairman is required to devote to the performance of this role and, insofar as the Chairman of the Board is an active chairman, also the appointment percentage at which he or she shall be employed.

The Compensation Committee and Board of Directors considered numerous factors, including the Company's Compensation Policy and relevant benchmarks, taking into account Mr. Rodav's education, qualifications, expertise and professional experience and achievements, and believe that it is in the best interest of the Company to retain Mr. Rodav as our Chairman of the Board of Directors and to compensate him for his valuable contribution to the Company as Chairman.

As an incentive for his activities and efforts as Chairman, the Compensation Committee and the Board of Directors approved and have recommended to the shareholders of the EGM to approve to grant Mr. Rodav a fixed monthly fee, in the amount of NIS 106,250 (plus VAT and linked to the June 2022 Consumer Price Index ("CPI")) for his services as Chairman of the Board of Directors at a scope of a 50% position, effective from the date of his appointment as Chairman, to be offset against the sums that Mr. Rodav has received since July 28, 2022 in his capacity as a director in the Company, to be paid to him directly or to a company under his control, according to his discretion, and subject to the receipt of an appropriate invoice.

The other compensation terms of Mr. Shlomo Rodav, which includes, reimbursement of Reasonable Expenses, benefit from the D&O insurance policy, and Indemnification and Release Letter, will remain unchanged and in accordance with the approval of the General Meeting of shareholders dated July 28, 2022.

The Compensation Committee and the Board of Directors are of the opinion that the proposed compensation to the Chairman is fair and reasonable given the required devotion of extensive attention and time and the magnitude of the challenges that the Company faces and may face in the future, changes in the Company and the market in which the Company operates and the responsibility of the Chairman.

Mr. Rodav has extensive commercial and managerial experience and an in-depth acquaintance with the various aspects of the business of the Company. Mr. Shlomo Rodav was appointed to the Board of Directors in April 2022 and was appointed as Chairman of the Company on July 28, 2022. He served from 2020-2021 as the Chairman of the Board of Directors of Yeinot Bitan Ltd. Prior to that he served from 2018-2020 as Chairman of the Board of Directors of Bezek-the Israel Telecommunication Corp. Ltd. and prior to that he served as Chairman and a board member of various public companies including Tnuva Ltd., Gilat Satellite Telecommunication Ltd. and as Chairman of the Board of Directors of Partner in 2013.

It is proposed that at the EGM the following resolutions be adopted:

(i)
RESOLVED: to grant Mr. Shlomo Rodav, the Chairman of the Board of Directors of the Company, a fixed monthly fee in the amount of NIS 106,250 (plus VAT and linked to the June 2022 CPI) for his services as Chairman of the Board of Directors, effective July 28, 2022, to be offset against the sums that Mr. Rodav has received since July 28, 2022 in his capacity as a director in the Company; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Item 3 on the agenda- Proposed resolution to amend the Company's Articles of Association: cancelling the provisions with respect to rights and restrictions of ~~"Founding Shareholders" and~~ "Founding Israeli Shareholders"

In accordance with the original MRT license granted in the past to the Company by the Minister of Communications, the Company's Articles of Association contain provisions concerning  minimum  holdings  by  Israeli  citizens  and  residents  (~~“Founding Shareholders” and~~ “Israeli Founding Shareholders”), as well as a requirement that the Israeli Founding Shareholders will appoint at least 10% of the members of the Board of Directors of the Company. To ensure compliance with the MRT license and the Company's Articles of Association, shares of Israeli Founding Shareholders are registered under the shareholders' name in the Company's shareholder registry.

Pursuant to amendments made in the Communications Law (Bezeq and Transmissions)- 1982, and clarifications provided thereof, minimum holdings by ~~Founding Shareholders and~~ Israeli Founding Shareholders are no longer required under the MRT license.

In light of the said amendments, certain Israeli Founding Shareholders addressed the Company with a request to register their shares in the Company's shareholder registry under the Company's nominee company, as regular and unrestricted shares. On August 17, 2022, the Company was served with a lawsuit filed by one of the Israeli Founding Shareholders, who petitioned the court in this matter.

            In view of the fact that the legal status of the Company's shares is determined by the Company’s Articles of Association, and since any amendment to the Articles of Association is under the authority of the EGM, the EGM is being asked to determine whether or not to approve the cancellation of the provisions of the Articles of Association that refer to the ~~Founding Shareholders and~~ Founding Israeli Shareholders entities, thereby (i) eliminating the restrictions on transfer of such shares, and (ii) terminating the right to appoint least 10% of the members of the Board of Directors of the Company in accordance with the mechanism set forth in the Articles of Association. Solely for the sake of convenience, a revised version of the Articles of Association (marked compared to the current Articles of Association) is attached hereto as Annex “C”. Given that this matter is under the authority of the EGM, the Board of Directors has not taken a position on this matter, does not make a recommendation to the EGM regarding this item, and the decision is left exclusively to the discretion of the EGM.

The following resolution is presented to the EGM for its determination whether or not to adopt such resolution.

It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED: to amend the Company’s Articles of Association and cancel the provisions therein with respect to ~~rights and restrictions of Founding Shareholders and~~ Founding Israeli Shareholders' rights and restrictions, in the form attached hereto as Annex “C”;

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

For further details in respect of the items on the EGM agenda and the complete wording of the proposed resolutions, kindly see the Proxy Statement dated September 7, 2022 as amended on September 14, 2022 distributed with this Deed of Vote.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9 a.m. to 5 p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the EGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for the approval of each of the items on the agenda:

The required majority for the approval of items 1-2 on the agenda, which is subject to the Regulations Procedure, is the vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 of the Israeli Companies Law, “Controlling Party”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of these items, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

However, to the extent permitted by law, if the EGM utk shall oppose approving the Compensation Policy, the Compensation Committee and Board of Directors shall be able to approve the Compensation Policy, after having held another discussion of the Compensation Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the EGM, the adoption of the Compensation Policy is for the benefit of the Company.

The vote of the holders of a majority of at least three quarters (75%) of the votes of Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item 3, which is subject to the Regulations Procedure.

Notice of Disclosure of linkage (zika) and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder has a Personal Interest in the resolution, the shareholder is a Controlling Party in the Company, is a Senior Office Holder or is an Institutional Investor (as the case may be), as set in the Israeli Companies Law and Deed of Vote Regulations. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items 1-3 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s Licenses. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

Following legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six hours before the time fixed for the EGM.

The Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s offices no later than 4 hours prior to the time of the EGM or voted electronically as set forth above.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Sarit Hecht, Adv., Company Secretary, or Helit Megido, Adv. or Tami Levy, Adv. Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly “deed of vote” or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of items 1-3 on the agenda is: October 10, 2022.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: October 15, 2022.

Changes to the agenda and publication of Position Notices

After filing the Deed of Vote, changes to the EGM agenda may be made, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than September 14, 2022 (seven (7) days following the date of filing the attached Proxy Statement). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 21, 2022. The filing of an amended agenda will not require the change of the Record Date as set forth below and in the attached Proxy Statement. Additionally, Position Notices may be published, as stated above.

The Deed of Vote (or the amended Deed of Vote, if any) and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that he is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of September 6, 2022, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) is: 9,298,213.55 Ordinary Shares.

As of September 6, 2022, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 6,805,073.55 Ordinary Shares.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (items 1-3), in the second part of this Deed of Vote.

Partner Communications Company Ltd.

Date: September 7, 2022 as amended on September 14, 2022

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Sarit Hecht, Adv., Company Secretary, or Helit Megido, Adv. or Tami Levy, Adv., Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)

Company’s registration number: 520044314

Time of the meeting: Thursday, October 20, 2022 at 14:00 Israel time.

Type of meeting: Extraordinary General Meeting

The Record Date: September 13, 2022.

Note - In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: ________________________________________
The country issuing the passport: _________________
Valid until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
Country of organization: ___________________________________

Subject of the Resolution	Vote[a]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Company's Compensation Policy for Office Holders (section 267A (b) of the Israeli Companies Law)  - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

	For	Against	Abstain	Yes[c]	No
Item 1 on the agenda- Approval of the Company's Compensation Policy
Item 2 on the agenda- Approval of the compensation terms to Mr. Shlomo Rodav, as the Company's Chairman of the Board of Directors.
Item 3 on the agenda- Amendment of the Company's Articles of Association				irrelevent	irrelevent

[a]
If an X is not marked in either column, or if an X is marked in the "Yes" column and the shareholder does not provide details regarding the nature of the "Personal Interest" or the "Controlling Party" Interest (as the case may be), or an X is marked in both columns, the vote shall be  disqualified.

[b]
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

[c]
If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

Regarding the resolutions on items 1 and 2 why do I have a “Personal Interest” in the resolutions, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

* * *

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)d:

☐	Yes. I approve the declaration below.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted to Partner, directly or indirectlye.

☐
No. I do not approve the declaration above. I hold, together with others, ________ Ordinary Shares of Partner and my holdings require the consent of the Israeli Minister of Communications as stated above.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): ___________ Title: __________________ Date: __________________

[d]
In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[e]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:          Partner Communications Company Ltd. (the “Company”)

Attn:      Sarit Hecht, Adv., Company Secretary

Re:    Extraordinary General Meeting of Shareholders to be held on
          Thursday, October 20, 2022 (the “Meeting”)

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter-alia, with respect to any adjournment of discussion or resolution of any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

[1]	Name of shareholder.

[2]
A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

[3]	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

I declare and detail in the designated space below, in connection with the resolutions in items 1-2 whether I have a “Personal Interest” in the resolutions, or whether I am a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”:4

Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Company's Compensation Policy for Office Holders (section 267A (b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[6]?

	For	Against	Abstain	Yes[7]	No
Item 1 on the agenda- Approval of the Company's Compensation Policy.
Item 2 on the agenda- Approval of the compensation terms to Mr. Shlomo Rodav, as the Company's Chairman of the Board of Directors.
Item 3 on the agenda- Amendment of the Company's Articles of Association				irrelevent	irrelevent

[4]
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

[5]
If an X is not marked in either column, or if an X is marked in the "Yes" column and the shareholder does not provide details regarding the nature of the "Personal Interest" or the "Controlling Party" Interest (as the case may be), or an X is marked in both columns, the vote shall be  disqualified.

[6]
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

[7]
If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

In connection with the resolutions in items 1-2 why do I have a “Personal Interest” in the resolution, or why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)8:

☐	Yes. I approve the declaration below.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)9; or (ii)  any other license granted, directly or indirectly, to Partner10.

☐
No. I do not approve the declaration above. I hold, together with others, ________ Ordinary Shares of Partner and my holdings REQUIRE the consent of the Israeli Minister of Communications as stated above.

Date: _____________	__________________________ Signature Name (print):_______________ Title: _____________________

[8]
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[9]	A translation of sections 21-24 of the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Authorization.

[10]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Sigal Tzadok
Name: Sigal Tzadok
Title: Acting Chief Financial Officer

Dated: September 15, 2022